Tolland Bank Selected Financial Highlights

December 31                                      1996       1995      1994      1993      1992
----------------------------------------------------------------------------------------------
For the Year (in thousands)
Net interest income                            $7,663    $ 7,364    $6,954    $6,923    $7,352
Provision for loan losses                         978      1,975       639       191     1,245
Service charges and fees                        1,115      1,005       789       828       723
Net gain (loss) on securities                     (40)        22       (16)       66       258
Net gain (loss) on assets                         200       (967)      (28)     (438)     (194)
Non-interest expense                            6,640      6,582     6,545     6,850     6,605
Income (loss) before income taxes               1,320     (1,133)      515       338       289
Income tax expense (benefit)                     (118)        12        61        94       106
Cumulative effect of change in accounting
principle                                          --         --        --       189        --
Net income (loss)                              $1,438    $(1,145)   $  454    $  433    $  183
----------------------------------------------------------------------------------------------
Per Share
Earnings (loss)                                $ 1.22    $  (.97)   $  .38    $  .37    $  .16
Dividends declared                                .03         --        --        --        --
Book value                                      13.30      11.47     11.41     12.77     12.56
Common stock price:
   High                                         13.38      10.38      9.63      9.88      7.75
   Low                                           9.25       7.00      7.25      6.38      3.13
   Close                                        12.00       9.50      7.63      7.25      7.00
----------------------------------------------------------------------------------------------
At Year End (in millions)
Total assets                                   $232.3    $ 214.1    $201.1    $193.7    $194.1
Total loans                                     146.5      152.9     131.4     115.2     127.5
Other earning assets                             72.5       47.8      52.1      58.0      43.4
Deposits                                        205.6      193.4     180.4     166.2     169.1
Borrowings                                       10.4        6.9       6.9      12.0      10.1
Shareholders' equity                             15.6       13.3      13.2      14.8      14.4
----------------------------------------------------------------------------------------------
Operating Ratios (in percent)
Return (loss) on average assets                   .65%      (.54)%     .24%      .22%      .09%
Return (loss) on average equity                  9.84      (8.37)     3.19      2.90      1.27
Equity % total assets (period end)               6.71       6.20      6.57      7.63      7.44
Net interest spread (fully taxable equivalent)   3.34       3.35      3.72      3.90      4.10
Net interest margin (fully taxable equivalent)   3.78       3.71      3.95      4.00      4.21
Dividend payout ratio                            2.43         --        --        --        --
----------------------------------------------------------------------------------------------

                                                        Contents
                                                        --------
                                        Selected Financial Highlights          1
                                        President's Message                    2
                                        Management's Discussion                4
                                        Independent Auditors' Report          13
                                        Financial Statements                  14
                                        Supplementary Financial Data          33
                                        Form F-2                              35
                                        Corporate Information          Back Page
                                        Shareholder Information        Back Page

Tolland Bank                           1                      Annual Report 1996

Tolland Bank                           2                      Annual Report 1996

Tolland Bank                           3                      Annual Report 1996

MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS &
FINANCIAL CONDITION

1996 SUMMARY

Tolland Bank ("the Bank") earned a record $1.44 million ($1.22 per share) for the year ended December 31, 1996. This compared to a loss of $1.15 million ($.97 per share) in 1995, reflecting significant write-downs and reserves on problem assets. The Bank also made significant progress in reducing problem assets during 1996. Total problem assets decreased to $5.6 million from $8.5 million, representing 2.4% of total assets by year-end 1996. As a result of the improved condition and earnings at the Bank in 1996, the regulators agreed to terminate the Memorandum of Understanding under which the Bank had been operating since June 26, 1991.

The record earnings in 1996 resulted largely from the Bank's strategy of increasing the asset size of the Bank and its volume of business, while minimizing increases in expenses. On a fully taxable equivalent (FTE) basis, 1996 earnings included an 8.0% increase in net interest income and a 10.9% increase in service charge and fee income, while non-interest expense increased by only 0.9%. Additionally, the Bank recognized an income tax benefit of $118 thousand for the year. This benefit was primarily related to a reduction of $554 thousand in the valuation allowance on the Bank's deferred tax asset due to the restoration of profitability, and to the resolution of problem assets.

In the fourth quarter of 1996, the Bank reinstated a quarterly cash dividend, which had been suspended in 1990. The Bank declared a quarterly dividend of three cents per share following the close of the third quarter of 1996, and then increased the dividend to five cents per share in January, 1997. The Bank's capital increased by $2.3 million (17.4%) during the year, due to retained earnings and a reduction in the unrealized loss on the market value of securities. Year-end 1996 equity measured 6.7% of assets and the Bank continues to exceed all regulatory capital requirements. Book value per share increased to $13.30 at December 31, 1996 from $11.47 at the previous year-end.

Joseph H. Rossi was named President/Chief Executive Officer and a Director in January, 1996, following his appointment as Acting President in November, 1995. Mr. Rossi had joined the Bank as Chief Financial Officer in 1993. In the fourth quarter of 1996, the Bank initiated steps to form a bank holding company in order to facilitate future growth and expansion of business lines. Tolland Bank will continue to operate with its existing offices and employees. This step will allow the Bank additional flexibility to both increase the products and services that it offers to its customers, and to pursue new market opportunities. Pending approval and completion of the formation process, Tolland Bank shareholders will, on a one-for-one basis, become shareholders of the new holding company.

Total assets were $232.3 million at December 31, 1996, representing an 8.5% increase from the previous year-end. Total loans decreased by 4.2% due primarily to paydowns and to the resolution of problem assets. Total deposits increased by 6.3% due largely to growth in checking accounts and time deposits. Funds from deposit growth and problem asset resolutions were primarily invested in investment securities during the year.

Net loan charge-offs totaled $468 thousand in 1996, measuring about .31% of total average loans. The loan loss allowance increased to $2.85 million at December 31, 1996, measuring 1.95% of total loans, compared to $2.34 million at year end 1995. The loan loss provision declined to $978 thousand in 1996, compared to $1.975 million in the previous year. Additionally, the Bank realized a net gain on assets of $200 thousand in 1996, primarily from the sale of foreclosed land. Total loans nonaccruing and/or delinquent ninety days or more at year-end 1996 included $1.5 million which was paid off in January, 1997. Net of this amount, these loans totaled $3.7 million, which was down from $4.5 million at the previous year-end.

Quarterly earnings comparisons have improved in each successive quarter from $302 thousand in the first quarter to $420 thousand in the fourth quarter. During the fourth quarter, the Bank recognized an income tax net benefit of $451 thousand, related primarily to the reduction in the valuation allowance on the deferred tax asset, discussed above. For the fourth quarter, before taxes, the Bank recorded a loss of $31 thousand. Contributing to this result was a charge of $132 thousand on the writedown of foreclosed assets, problem asset related expenses totaling $226 thousand, and a similar amount of one time operating accruals.

Tolland Bank                           4                      Annual Report 1996

RESULTS OF OPERATIONS -- 1996 VERSUS 1995

Net Interest Income -- Fully Taxable Equivalent (FTE) Basis

------------------------------------------------------------------------------------------
(dollars in thousands)                   Average Balance               Rate (FTE Basis)
------------------------------------------------------------------------------------------
Years ended December 31              1996        1995        1994    1996    1995    1994
------------------------------------------------------------------------------------------
Loans                            $150,636    $148,605    $117,960    8.20%   8.19%   7.79%
Securities available for sale      32,663      16,926      27,815    7.29    5.38    4.04
Securities held to maturity        22,204      31,270      23,616    5.73    5.95    6.88
Other earning assets                4,876       1,897       7,085    5.43    5.17    3.90

  Total earning assets            210,379     198,698     176,476    7.73    7.57    6.92
Other assets                       11,744      13,460      16,450

  Total assets                   $222,123    $212,158    $192,926
------------------------------------------------------------------------------------------
Interest bearing deposits        $182,379    $170,038    $156,447    4.33    4.08    3.13
Borrowings                          7,012      11,876       7,337    5.92    6.25    4.62

Interest bearing liabilities      189,391     181,914     163,784    4.39    4.22    3.19
Other Liabilities                  18,116      16,567      14,939
Shareholder's equity               14,616      13,677      14,203

Total liabilities and equity     $222,123    $212,158    $192,926

Net Interest Spread                                                  3.34%   3.35%   3.72%
Net Interest Margin                                                  3.78%   3.71%   3.95%
------------------------------------------------------------------------------------------

Note: The average balance of loans included nonaccruing loans and deferred costs. Also, the balance and yield on all securities is based on amortized cost and not on fair value.

--------------------------------------------------------------------------------
Net Interest Income FTE  (in thousands)        1996          1995          1994
--------------------------------------------------------------------------------
Loan interest                               $12,347       $12,170       $ 9,187
Securities available for sale(FTE)            2,380           911         1,123
Securities held to maturity                   1,272         1,860         1,625
Other earning assets interest (FTE)             265            98           276

  Total interest income(FTE)                 16,264        15,039        12,211
Total interest expense                        8,309         7,675         5,236
  Net interest income (FTE)                   7,955         7,364         6,975
Less tax equivalent adjustment                 (292)           --           (21)
  Net interest income (Book)                $ 7,663       $ 7,364       $ 6,954
--------------------------------------------------------------------------------

Net interest income on an FTE basis increased by $591 thousand (8.0%) in 1996 due almost entirely to an $11.7 million (5.9%) increase in average earning assets. Interest income and average balances increased for total loans, total securities, and all other earning assets. Net interest income also benefited from a $2.5 million (17.3%) decrease in average non-interest bearing assets, due primarily to sales of foreclosed assets. The Bank's interest-bearing liabilities grew by only $7.5 million (4.1%).

The above favorable shift in the balance of earning assets versus interest bearing liabilities produced a 7 basis point increase in the net interest margin to 3.78% in 1996 from 3.71% in 1995. However, the net interest spread was little changed at 3.34% in 1996 compared to 3.35% in 1995. The average yield on interest bearing assets increased by 16 basis points in 1996, while the average cost of interest bearing liabilities increased by 17 basis points. The increase in the yield on earning assets was primarily related to an increase in the securities yield due to higher rates on securities. The increase in the cost of liabilities was primarily due to higher costs of time deposits. The Bank promoted time deposits throughout the year, with more emphasis on higher cost time deposits over one year.

Tolland Bank                           5                      Annual Report 1996

Provision for Loan Losses

The provision for loan losses is made to establish the allowance for loan losses at a level estimated to be adequate by Management and the Board. The provision for loan losses in 1996 totaled $978 thousand, compared to $1.975 million in 1996. The loan loss allowance increased to $2.850 million at year-end 1996, compared to $2.340 million at year-end 1995. Please see the later discussion on the Allowance for Loan Losses.

Non-Interest Income

Years ended December 31 (in thousands)         1996         1995         Change
--------------------------------------------------------------------------------
 Loan related income                         $  412       $  344         $   68
 Deposit related income                         510          502              8
 Miscellaneous charges and other income         193          159             34
--------------------------------------------------------------------------------
      Total service charges and fees          1,115        1,005            110
 Gross gains on securities                       12           31            (19)
 Gross losses on securities                     (52)          (9)           (43)
--------------------------------------------------------------------------------
      Net gains (losses) on securities          (40)          22            (62)
 Gross gains on assets                          341           92            249
 Gross losses on assets                        (141)      (1,059)           918
--------------------------------------------------------------------------------
      Net gains (losses) on assets              200         (967)         1,167
--------------------------------------------------------------------------------
         Total non-interest income           $1,275       $   60         $1,215
--------------------------------------------------------------------------------

Total service charges and fees increased by $110 thousand (11.0%) primarily due to a $62 thousand increase in mortgage banking related income as a result of higher originations fees on residential mortgages. Most newly originated mortgages are sold on a servicing-released basis to investors. The net loss on securities in 1996 was due to the sale of two held to maturity securities at a loss. These two securities evidenced significant deterioration in the issuer's creditworthiness through the downgrading by a credit agency and other relevant factors. Under state statutes the Bank was required to evaluate these securities for sale, and the Bank made a determination that they be sold due to uncertainties about their credit quality. The net gain on assets in 1996 was primarily due to the sale of foreclosed land, partly offset by write-downs on foreclosed assets. The loss on assets in 1995 was due to write-downs associated with the accelerated disposition of foreclosed properties.

Non-Interest Expense

Years ended December 31 (dollars in thousands)   1996     1995   Change       %
--------------------------------------------------------------------------------
Staff                                          $3,253   $3,444   $(191)    (5.6)
Occupancy                                         597      576      21      3.7
Equipment                                         285      296     (11)    (3.7)
Data processing services                          476      518     (42)    (8.1)
FDIC insurance                                     57      255    (198)   (77.6)
Office and other insurance                        452      497     (45)    (9.1)
Other                                             971      717     254     35.4
--------------------------------------------------------------------------------
  Subtotal - operating non-interest expense     6,091    6,303    (212)    (3.4)
  Problem asset related expense                   549      279     272     97.5
--------------------------------------------------------------------------------
    Total non-interest expense                 $6,640   $6,582   $  60      0.9
--------------------------------------------------------------------------------

Total non-interest expense was little changed, increasing by .9% in 1996. However, operating non-interest expense decreased by $212 thousand (3.4%) during the year. The decrease in operating expense was primarily due to reductions in staff expense and FDIC insurance expense. The decrease in staff expense resulted from a work force reduction which the Bank implemented in the fourth quarter of 1995. The decrease in FDIC insurance expense was due to a general premium reduction granted by the FDIC to the banking industry in June, 1995. The above reductions were partially offset by an increase in other operating expense due to increases in consulting fees, consumer loan processing expense, advertising expense, and one-time charges. The one-time charges relate primarily to charges in connection with an agreement described in the Commitments and Contingencies note to the financial statements. The increase in problem asset related expense resulted from actions taken to accelerate the resolution of problem assets and delinquent loan situations. Problem asset related expenses included net legal expenses totalling $297 thousand and purchased collections servicing expenses totalling $173 thousand. Problem asset related expenses included fourth quarter charges totaling $226 thousand which were primarily related to problem asset related

Tolland Bank                           6                      Annual Report 1996
dispositions which were successfully completed in December, 1996 and January, 1997. Due to the successful conclusion of these situations, these higher problem asset related expenses are not expected to be recurring.

Income Tax Expense

The Bank recorded a net benefit of $118 thousand related to income taxes in 1996. This benefit primarily resulted from a $554 thousand reduction in the valuation allowance on the deferred tax asset due to the restoration of taxable earnings in 1996, along with the resolution of problem assets. The Bank's deferred tax asset (net of deferred tax liabilities) was $801 thousand at year-end 1996. The valuation allowance was $305 thousand, resulting in a $496 thousand net asset included in the balance sheet. The valuation allowance included a $150 thousand allowance on the tax effect of the net unamortized loss on securities held to maturity. Management believes that it is more likely than not that the net deferred tax asset is realizable. Future reductions in the valuation allowance will be based on future income and tax events. Any changes in the allowance are reported as adjustments to the current effective tax rate.

FINANCIAL CONDITION -- FISCAL YEAR-END 1996 VERSUS 1995

Securities

Available for sale (AFS) securities doubled to $45.4 million at year-end 1996 compared to year-end 1995. The $22.9 million increase in AFS securities was due to a $13.3 million increase in U.S. agency securities and a $14.6 million investment in preferred equity securities. The growth in U.S. agency securities was due to purchases of callable debt securities. These securities have short term call provisions, with final maturities between five and fifteen years. In addition to the callable agency securities purchased in 1996, the AFS agency security portfolio includes structured agency securities totaling $9.9 million at year-end 1996, consisting primarily of deleveraged notes. Held to maturity
(HTM) securities declined by $2.7 million (11.5%) to $20.7 million in 1996, including the sale of two asset-backed securities totaling $0.9 million in the second quarter. The primary component of HTM securities is U.S. agency mortgage-backed securities, which consist principally of planned amortization class collateralized mortgage obligations. All of the Bank's securities investments at December 31, 1996 were publicly traded securities rated A or better by at least one rating agency, except for the investment in stock of the Federal Home Loan Bank of Boston (FHLBB).

Lending Activities
--------------------------------------------------------------------------------
December 31 (in millions)           1996      1995      1994      1993      1992
--------------------------------------------------------------------------------
Residential mortgages             $ 40.3    $ 44.0    $ 44.6    $ 42.1    $ 43.5
Commercial mortgages                40.5      40.7      37.2      38.0      34.9
Other commercial loans              15.3      18.8      20.0      13.7      29.7
Consumer loans                      26.1      22.4      23.6      21.4      19.4
   Total regular loans             122.2     125.9     125.4     115.2     127.5
SBA guaranteed loan certificates    24.3      27.0       6.0        --        --
   Total loans                    $146.5    $152.9    $131.4    $115.2    $127.5
--------------------------------------------------------------------------------

Total loans decreased by $6.4 million (4.2%) in 1996. Regular loans decreased by $3.7 million (2.9%) to $122.2 million in 1996 due to the liquidation of problem commercial loans and to runoff of residential mortgages. Regular loans are all loans excluding purchased 100% SBA guaranteed loan certificates. Despite an increase in residential mortgage originations, total residential mortgages declined by $3.7 million (8.4%) in 1996. Most newly originated mortgages are sold to the secondary market. The decrease in the mortgage portfolio reflected amortizations and prepayments of existing mortgages. This decrease was offset by an equal $3.7 million (16.5%) increase in consumer loans in 1996. This growth was due to ongoing promotions of home equity loans and lines of credit, which more than outweighed continued amortization of the bank's installment loan portfolio.

SBA loan certificates declined by $2.7 million (10.0%) due to amortization and prepayments. The Bank's portfolio of purchased loan certificates 100% guaranteed by the U.S. Small Business Administration (SBA) was primarily accumulated in 1995. These loans are fully backed by the SBA, which is backed by the full faith and credit of the U.S. Treasury.

Tolland Bank                           7                      Annual Report 1996

Total real estate secured loans were $107.4 million at year-end 1996 or about 73.3% of total loans. The Bank conducts an overall review of real estate market trends on at least an annual basis, and real estate lending activities are governed by real estate and appraisal lending policies. Local residential real estate prices stabilized in 1996. Commercial real estate market conditions have been mixed depending on the type of collateral. New construction has remained active in certain residential markets, along with commercial retail, medical office, and lodging properties.

The Bank conducts an ongoing program of commercial loan reviews on significant loans, and quality control sample inspections of residential and consumer loan originations. The Bank's policy is to assign a risk rating to all commercial loans. Loan review results and related risk ratings are reviewed monthly by Management and quarterly by the Board. The Bank's Credit Committee meets weekly, or more frequently, to approve all loans to relationships above a size established by loan policy. The Bank's loan policy sets certain limits on concentrations of credit related to one borrower. In 1996, the Bank created new commercial and consumer loan administration functions in order to further strengthen the management of loan originations and servicing.

Problem Assets

--------------------------------------------------------------------------------
December 31 (dollars in millions)   1996     1995      1994      1993      1992
--------------------------------------------------------------------------------
 Nonaccruing loans                  $3.4     $4.4     $ 0.7     $ 1.1     $ 1.3
 Restructured loans                  1.2      2.1       6.6       2.6       2.1
 Foreclosed assets                   1.0      2.0       5.4       9.8      10.8
     Total problem assets           $5.6     $8.5     $12.7     $13.5     $14.2
 Problem assets as a
   percentage of total assets        2.4%     4.0%      6.3%      7.0%      7.3%
--------------------------------------------------------------------------------

Total problem assets decreased to 2.4% of total assets at year-end 1996, compared to 4.0% at the previous year-end. All categories of problem assets were reduced. Nonaccruing loans declined due to the liquidation of certain commercial nonaccruing loans. Nonaccruing loans at year-end 1996 totaled $3.4 million and included two commercial loans totaling $1.9 million. Both of these loans were in the process of collection and were covered by the fair value of their collateral except for a $186 thousand shortfall which was recognized as an impairment reserve which is part of the allowance for loan losses. Restructured loans declined to $1.2 million in 1996, primarily due to the reclassification of one loan which performed satisfactorily during the year and which is no longer earning interest at a rate deemed to be below market. Foreclosed assets declined to $1.0 million in 1996, primarily due to the sale of foreclosed land. Foreclosed assets at year-end 1996 included five properties, with the largest being a fully occupied commercial property with a net carrying value of $319 thousand.

Problem assets do not include delinquent loans maintained on an accrual status. Loans delinquent more than 30 days totaled $6.3 million at year-end 1996 (4.3% of total loans), compared to $5.9 million (3.8% of total loans) at the prior year-end. Included in 1996 delinquencies were loans totaling $1.8 million over ninety days delinquent which remained on accrual because they were well secured and in the process of collection. These loans included a total of $1.5 million which was paid off in January, 1997.

The Bank monitors all adversely classified assets and sets plans to achieve reductions in this category over time. As of December 31, 1996, classified assets totaled $6.5 million, compared to $8.1 million at the prior year-end. Included in the 1996 total was the $1.5 million in delinquent loans paid off in January 1997. Net of these loans, adversely classified assets totaled $5.1 million, or 2.2% of total assets.

Tolland Bank                           8                      Annual Report 1996

Allowance for Loan Losses

--------------------------------------------------------------------------------
December 31 (in thousands)     1996       1995       1994       1993       1992
--------------------------------------------------------------------------------
Beginning balance            $2,340     $2,090     $2,070     $2,100     $2,215
--------------------------------------------------------------------------------
Charge-offs:
  Residential mortgages         (74)      (102)      (177)        (6)       (71)
  Consumer                     (273)      (252)      (251)      (230)      (330)
  Commercial                   (220)    (1,438)      (288)      (106)    (1,182)
    Total Charge-offs          (567)    (1,792)      (716)      (342)    (1,583)
--------------------------------------------------------------------------------
Recoveries:
  Residential mortgages          12          8          1         --         13
  Consumer                       61         53         89         96        210
  Commercial                     26          6          7         25         --

    Total Recoveries             99         67         97        121        223
--------------------------------------------------------------------------------
Net Charge-offs                (468)    (1,725)      (619)      (221)    (1,360)
--------------------------------------------------------------------------------
Provision for losses            978      1,975        639        191      1,245
--------------------------------------------------------------------------------
    Ending balance           $2,850     $2,340     $2,090     $2,070     $2,100
--------------------------------------------------------------------------------
Allowance for loan losses
by type of loan:
  Residential mortgage       $  304     $  173     $  118     $   96     $  113
  Consumer                      416        276        300        371        471
  Commercial                  2,130      1,891      1,672      1,603      1,516

    Total                    $2,850     $2,340     $2,090     $2,070     $2,100
--------------------------------------------------------------------------------

Management increased the allowance by $510 thousand in 1996. This increase is partially attributable to the $464 thousand in reserves on the two commercial loans which account for $1.9 million of the nonaccruing loan balance discussed above. The increase in the allowance also included a $225 thousand general reserve on accruing commercial loans delinquent more than ninety days.

--------------------------------------------------------------------------------
Net charge-offs as a percentage
of average loans by type:          1996      1995      1994      1993      1992
--------------------------------------------------------------------------------
  Residential mortgage             0.15%     0.21%     0.42%     0.01%     0.14%
  Consumer                         0.84      0.88      0.77      0.52      0.34
  Commercial                       0.34      1.77      0.50      0.15      2.09
    Total                          0.31      1.16      0.52      0.18      1.02
--------------------------------------------------------------------------------
Allowance as a percentage
of outstanding loans by type:
--------------------------------------------------------------------------------
  Residential mortgage             0.75%     0.39%     0.26%     0.23%     0.26%
  Consumer                         1.59      1.23      1.29      1.76      1.59
  Commercial                       3.82      3.18      2.65      3.10      2.84
  Subtotal Regular Loans           2.33      1.86      1.67      1.80      1.66
  SBA guaranteed certificates        --        --        --        --        --
    Total                          1.95      1.53      1.59      1.80      1.66
--------------------------------------------------------------------------------

Tolland Bank                           9                      Annual Report 1996

The ratio of the allowance to regular loans increased to 2.33% at year-end 1996, compared to 1.86% at year-end 1995. No reserves are assigned to the 100% SBA guaranteed loan certificates, which are backed by the full faith and credit of the U.S. Treasury. The allowance measured 84% of total nonaccruing loans as of December 31, 1996, an increase compared to 53% at year-end 1995. The 1996 allowance was equal to 609% of 1996 total net charge-offs, compared to a ratio of 136% in 1995. Charge-offs were elevated in 1995, primarily due to one large commercial relationship. 1996 net loan charge-offs measured 37 basis points in relationship to average regular loans, which is about half the level over the previous five year period.

In general, charge-offs have resulted from declines in collateral values over the past several years. Most loan categories continue to season, and most problem loans result from older loans where borrowers encounter payment difficulties due to the soft economy. The highest category of net loan charge-offs in 1996 was consumer loans, with $212 thousand in net charge-offs. These loan losses were primarily related to ongoing elevated charge-offs of mobile home loans. Management allocated higher reserves to residential mortgages and to consumer loans at year-end 1996 based on a moderate increase in classified loans in these categories. Commercial loan charge-offs were primarily related to commercial nonaccruing loans which were liquidated in 1996.

Deposits and Borrowings

--------------------------------------------------------------------------------
December 31 (dollars in  millions)                 1996        1995     % change
--------------------------------------------------------------------------------
Demand deposits                                  $ 19.7      $ 17.7      $11.3
NOW deposits                                       20.5        20.8       (1.6)
Money market deposits                               6.5         5.5       17.6
Savings deposits                                   38.1        38.2       (0.2)
Time deposits less than $100 thousand             105.4        98.5        7.0
Time deposits greater or equal to $100 thousand    15.4        12.7       21.5

      Total deposits                             $205.6      $193.4        6.3
--------------------------------------------------------------------------------
Personal                                         $173.9      $164.2        5.9
Commercial                                         26.0        25.2        5.0
Municipal                                           5.7         4.0       27.8

       Total deposits                            $205.6      $193.4      $ 6.3
--------------------------------------------------------------------------------

Total deposits increased by $12.2 million (6.3%) at year-end 1996 compared to year-end 1995. Time deposits increased by $9.6 million (8.6%) due to ongoing promotions. In 1996, the Bank promoted time accounts in the one year to three year maturity ranges, whereas in 1995 the promotions were primarily of six month and one year accounts. The Bank also experienced ongoing growth of demand deposit accounts, reflecting growth in the number of households serviced. During the year, the Bank introduced a Young Americans relationship package targeted toward children up to college age. Savings balances at year-end were little changed from the previous year-end, and money market account balances were higher by $1.0 million. Savings and money market balances had declined in 1995 due to shifts into time accounts.

Total borrowings increased by $3.5 million (51.1%) to $10.4 million at year-end 1996 compared to the prior year-end. The Bank had paid down short-term borrowings during the year, but borrowings were increased in the fourth quarter as short-term investments were increased. Borrowings at year-end 1996 included $3.9 million of FHLBB loans due after two years.

Tolland Bank                           10                     Annual Report 1996

Interest Rate Sensitivity

At December 31, 1996, the Bank had a positive twelve month gap of $16 million, which was down from $25 million at the previous year-end. The gap declined because investment securities due after one year increased by $17 million to $40 million, reflecting the purchase of securities. This was partially offset by a $5 million increase in time deposits over one year. The one year interest rate gap had decreased to near break-even during 1996. However, a decline in interest rates near the end of the year caused some callable agency securities to become potentially callable, thereby shifting these assets to under one year. With $13.8 million in callable agency securities, the Bank's one year interest rate gap at year-end 1996 was more sensitive to large shifts based on small changes in interest rates.

The Bank generally targets a one year gap that is near break-even or slightly positive. This provides protection to net interest income in case interest rates increase. With interest rates near record lows in recent years, the Bank's priority has been to protect against increases rather than decreases in interest rates. Because the one year gap was near break-even for much of the year, the net interest spread did not increase despite the general increase in interest rates during the year. Additionally, the yield on loans was also affected by a $143 thousand increase in foregone interest income on nonaccruing loans in 1996. With the Bank's position of a positive one year gap at year-end 1996, net interest income should increase in a rising rate environment and should decrease in a falling rate environment, all other things being equal.

The following table presents a breakdown of the Bank's interest rate sensitive assets and liabilities on December 31, 1996 by specific time frames and cumulatively. Balances of fixed rate assets are reported by their expected prepayment schedules or by their expected remaining lives taking into account call provisions. These estimates are provided by a correspondent bank and are based on market estimates. Balances of deposit liabilities without a contractual maturity are reported by their repricing characteristics. These repricing characteristics are determined by Management in accordance with an analysis of the market sensitivity of specific deposit product types.

                                                    Total
Interest Rate Sensitivity -- Repricing Horizon     Within        1-5     Over 5
(dollars in millions)                            One Year      Years      Years
--------------------------------------------------------------------------------
December 31, 1996
Earning Assets:
  Loans                                              $105       $ 12       $ 30
  Securities available for sale                        24         16          5
  Securities held to maturity                           2         15          4
  Other assets                                          6         --         --

      Total earning assets                           $137       $ 43       $ 39
--------------------------------------------------------------------------------
Funds Supporting Earning Assets:
  NOW deposits                                       $ 14       $  7       $ --
  Savings & Money Market                               18         27         --
  Time deposits less than $100,000                     70         35         --
  Time deposits greater or equal to $100,000           13          3         --
  Borrowings                                            6          4         --
  Non-interest bearing funds                           --         --         22

      Total funds supporting earning assets          $121       $ 76       $ 22
--------------------------------------------------------------------------------
December 31, 1996
  Gap for period                                     $ 16       $(33)      $ 17
  Cumulative gap                                       16        (17)        --
  Cumulative gap as percent of total earning assets     7%        (8)        --
--------------------------------------------------------------------------------
December 31, 1995
  Cumulative gap                                     $ 25       $(16)        --
  Cumulative gap as percent of total earning assets    12%        (8)%       --
--------------------------------------------------------------------------------

Tolland Bank                           11                     Annual Report 1996

Liquidity And Cash Flows

Liquidity is the Bank's ability to meet its cash needs promptly and at a reasonable cost. Liquidity is needed to fund loan originations and the use of credit commitments, along with deposit withdrawals and maturing borrowings. The Bank manages its day-to-day liquidity by maintaining overnight investments and/or utilizing short term borrowings. In addition to its FHLBB relationship, the Bank maintains $8.8 million in credit facilities for short term borrowings and repurchase agreements. Over the year, loan originations and asset purchases are funded by amortizations of loans and investments , as well as by deposit growth and FHLBB borrowings. In 1996, the primary use of funds was the purchase of securities investments and the primary source of funds was growth in time deposits. In the event of additional funds needs, the Bank could choose to sell securities from the securities available for sale portfolio. Additionally, the portfolio of SBA guaranteed loan certificates represents a readily marketable pool of assets.

Capital Resources

Tolland Bank met all regulatory capital requirements through December 31, 1996. The Tier 1 Leverage Capital ratio measured 6.8% at year-end 1996, which was up from 6.4% a year ago. The Bank's Tier 1 Leverage Capital totaled $15.3 million at year-end 1996, exceeding by $1.7 million the level necessary to achieve the Bank's minimum 6.0% target for the Tier 1 Leverage ratio. Year-end 1996 Tier 1 Leverage Capital increased by $1.7 million (12.4%) compared to the previous year-end. Total shareholders' equity increased by $2.3 million (17.4%) in 1996 due to improved earnings and to a reduction in the unrealized loss on the market value of securities. The Bank restored the quarterly cash dividend in the fourth quarter of 1996. Dividends on the Bank's stock are subject to certain statutory and regulatory limitations which are more fully described in the Notes to the Financial Statements.

COMPARISON OF 1995 AND 1994

Tolland Bank reported a net loss of $1.15 million in 1995, compared to a net profit of $454 thousand in 1994. The loss in 1995 stemmed from charge-offs and write-downs on problem assets, most of which were recorded at the end of the second quarter. The Bank's earnings, exclusive of loan loss provisions, losses on assets and taxes, increased by $627 thousand (53%) to $1.81 million in 1995. This was a result of growth in the Bank's basic business lines, combined with the impact of lower expenses in the second half of the year.

Problem asset related losses included net losses on foreclosed assets of $967 thousand, together with net loan charge-offs of $1.72 million. The losses on foreclosed assets were recorded mostly in conjunction with accelerated dispositions of foreclosed properties. As a result, total foreclosed assets decreased during 1995 by $3.4 million to $2.0 million, measuring 0.9% of total assets at year-end 1995. The net loan charge-offs primarily related to one commercial loan situation. The Bank recorded a loan loss provision of $1.975 million in 1995, which both replenished and augmented the loan loss allowance. At year-end 1995, the carrying value of all impaired loans was fully covered by the net fair value of their collateral. Total nonaccruing and restructured loans decreased from $7.3 million at year-end 1994 to $6.5 million at year-end 1995, measuring 3.0% of total assets at December 31, 1995.

Growth in the Bank's business lines was most evident in the growth in deposits, which increased by $13.0 million (7.2%) during 1995, with most of the increase consisting of time deposits. Proceeds from new deposits were primarily invested in purchased loan certificates which are 100% guaranteed by the U.S. Small Business Administration ("SBA"). The Bank also recorded a $2.4 million increase in total commercial mortgages and commercial loans. Total assets were $214.1 million at December 31, 1995, representing a 6.5% increase from the previous year-end.

Net interest income increased by $410 thousand (5.9%) during 1995 due to the growth in loans and deposits, and to the reinvestment of proceeds from foreclosed asset sales. Total fees and service charges grew by $216 thousand (27.4%), primarily due to increased originations and sales of residential mortgage loans. Non-interest expense increased by 1% in 1995, with increases related to mortgage originations mostly offset by decreases in FDIC insurance premiums and in problem asset related expenses. After the end of the third quarter, the Bank announced a 14% reduction in its work force which resulted from system enhancements and the centralization of several back-office departments.

The Bank's equity capital increased by $79 thousand to $13.3 million during the year. A decline in the net unrealized losses on securities offset the reduction in shareholders' equity resulting from the loss. Tolland Bank's Tier 1 leverage capital ratio stood at 6.4% at December 31, 1995, and the Bank met all regulatory capital requirements.

Tolland Bank                           12                     Annual Report 1996

Management's Report on the Financial Statements

The Management of Tolland Bank is responsible for the accuracy and content of the financial statements and other information in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis in all material respects, and information presented relies on Management's judgment where material estimates are required. The financial statement disclosures include the fair values of financial instruments, which include many assets and liabilities. They are not a representation of the fair values or liquidation values of total assets and liabilities, or the value of present and future business activities of the Bank.

The accounting systems which record, summarize, and report data are supported by a system of internal controls that is augmented by written policies, internal audits and staff training programs. The Audit, Budget and Risk Management Committee of the Board of Directors is made up solely of outside directors who are not employees of the Bank. It directs and reviews the activities of the internal audit function and meets at least annually with representatives of KPMG Peat Marwick LLP, the Bank's independent auditors. KPMG Peat Marwick LLP, a firm of Certified Public Accountants, has been appointed by the Board of Directors with the approval of the Shareholders to conduct an independent audit and to express an opinion as to the fairness of the presentation of the financial statements of Tolland Bank, in accordance with generally accepted accounting principles.


Independent Auditors' Report

To the Shareholders and Board of Directors of Tolland Bank:

We have audited the accompanying balance sheets of Tolland Bank as of December 31, 1996 and 1995, and the related statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tolland Bank as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP
Hartford, Connecticut
January 27, 1997

Tolland Bank                           13                     Annual Report 1996

                           Tolland Bank Balance Sheets

--------------------------------------------------------------------------------
December 31 (in thousands except share data)                   1996        1995
--------------------------------------------------------------------------------
Assets
  Cash and due from banks                                  $  7,463    $  6,408
  Short-term investments                                      5,100          35

    Total cash and cash equivalents                          12,563       6,443

  Securities available for sale (at fair value)              45,386      22,522
  Securities held to maturity
    (fair value of $20,649 in 1996 and $23,573 in 1995)      20,690      23,377
  Residential mortgage loans                                 40,346      43,996
  Commercial mortgage loans                                  40,494      40,694
  Other commercial loans                                     15,287      18,751
  Consumer loans                                             26,118      22,381
  SBA guaranteed loan certificates                           24,263      27,040

    Total loans                                             146,508     152,862

  Less: Allowance for loan losses                            (2,850)     (2,340)
    Net loans                                               143,658     150,522
  Premises and equipment, net                                 4,416       4,663
  Foreclosed assets, net                                        980       2,012
  Other assets                                                4,589       4,537

    Total assets                                           $232,282    $214,076

Liabilities and Shareholders' Equity
  Demand deposits                                          $ 19,673    $ 17,680
  NOW deposits                                               20,522      20,847
  Money market deposits                                       6,469       5,503
  Savings deposits                                           38,102      38,162
  Time deposits                                             120,842     111,246

    Total deposits                                          205,608     193,438

  Borrowings                                                 10,406       6,885
  Other liabilities                                             679         472

    Total liabilities                                       216,693     200,795

  Commitments and contingencies
  Preferred stock, ($1.00 par value;
    1,000,000 shares authorized, none issued)                    --          --
  Common stock, ($1.00 par value; authorized
    4,000,000 shares; issued and outstanding
    1,172,500 in 1996 and 1,157,500 in 1995)                  1,173       1,158
  Additional  paid-in capital                                 8,918       8,795
  Retained earnings                                           5,731       4,328
  Net unrealized loss on securities                            (233)     (1,000)

    Total shareholders' equity                               15,589      13,281
    Total liabilities and shareholders' equity             $232,282    $214,076
--------------------------------------------------------------------------------
See accompanying notes to financial statements

Tolland Bank                           14                     Annual Report 1996

                        Tolland Bank Statements of Income

--------------------------------------------------------------------------------
Years ended December 31
(dollars in thousands except share data)           1996        1995        1994
--------------------------------------------------------------------------------
Interest Income
  Loans                                         $12,347     $12,170     $ 9,187
  Securities (including dividend income)          3,381       2,771       2,748
  Other earning assets                              244          98         255

    Total interest and dividend income           15,972      15,039      12,190

Interest Expense
  Deposits                                        7,894       6,933       4,897
  Borrowings                                        415         742         339

    Total interest expense                        8,309       7,675       5,236

    Net interest income                           7,663       7,364       6,954

Provision For Loan Losses                           978       1,975         639

    Net interest income after provision for
    loan losses                                   6,685       5,389       6,315

Non-Interest Income
  Service charges and fees                        1,115       1,005         789
  Net gain (loss) on securities                     (40)         22         (16)
  Net gain (loss ) on assets                        200        (967)        (28)

    Total non-interest income                     1,275          60         745

Non-Interest Expense
  Compensation and benefits                       3,253       3,444       3,181
  Occupancy                                         597         576         605
  Equipment                                         285         296         272
  Data processing services                          476         518         564
  FDIC insurance                                     57         255         428
  Office and other insurance                        452         497         458
  Problem asset related expense                     549         279         351
  Other                                             971         717         686

    Total non-interest expense                    6,640       6,582       6,545

  Income (loss) before income taxes               1,320      (1,133)        515
  Income tax expense (benefit)                     (118)         12          61
    Net Income (Loss)                           $ 1,438     $(1,145)    $   454

Per Share Data
  Earnings (loss) per share                     $  1.22     $ (0.97)    $  0.38
  Average shares outstanding                  1,176,326   1,182,887   1,180,607
--------------------------------------------------------------------------------
See accompanying notes to financial statements

Tolland Bank                           15                     Annual Report 1996

           Tolland Bank Statements of Changes in Shareholders' Equity

------------------------------------------------------------------------------------------------
                                                                             Net
                                              Additional              unrealized           Total
Years ended December 31              Common      paid-In   Retained      loss on   shareholders'
(in thousands except share data)      stock      capital   earnings   securities          equity
------------------------------------------------------------------------------------------------
Balance, December 31, 1993           $1,158       $8,795     $5,019     $   (193)        $14,779
------------------------------------------------------------------------------------------------
Net Income                               --           --        454           --             454

Change in net unrealized loss
on securities                            --           --         --       (2,031)         (2,031)
------------------------------------------------------------------------------------------------
Balance, December 31, 1994            1,158        8,795      5,473       (2,224)         13,202
------------------------------------------------------------------------------------------------
Net Loss                                 --           --     (1,145)          --          (1,145)

Change in net unrealized loss
on securities                            --           --         --        1,224           1,224
------------------------------------------------------------------------------------------------
Balance, December 31, 1995            1,158        8,795      4,328       (1,000)         13,281
------------------------------------------------------------------------------------------------
Net Income                               --           --      1,438           --           1,438

Dividends declared and paid
($0.03 per share)                        --           --        (35)          --             (35)

Issuance of shares pursuant to
exercise of stock options                15          123         --           --             138

Change in net unrealized loss
on securities                            --           --         --          767             767
------------------------------------------------------------------------------------------------
Balance, December 31, 1996           $1,173       $8,918     $5,731     $   (233)        $15,589
------------------------------------------------------------------------------------------------

See accompanying notes to financial statements


Tolland Bank                           16                     Annual Report 1996

                      Tolland Bank Statements of Cash Flows

--------------------------------------------------------------------------------
Years ended December 31 (in thousands)                 1996      1995      1994
--------------------------------------------------------------------------------
Operating Activities:
  Net income (loss)                                 $ 1,438  $ (1,145)  $   454
  Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
    Provision for loan losses                           978     1,975       639
    Depreciation and amortization                       513       509       600
    Net investment security (gains) losses               40       (22)       16
    Net asset  (gains) losses                          (200)      967        28
    Increase (decrease) in other liabilities            207      (109)     (106)
    (Increase) in other assets                         (292)   (1,817)     (435)

      Net cash provided by operating activities       2,684       358     1,196

Investing Activities:
  Securities available for sale:
    Proceeds from amortization and maturities         2,447       214       383
    Proceeds from sales of securities                 3,759     3,461     1,270
    Purchases of securities                         (28,422)   (3,067)   (9,581)
  Securities held to maturity:
    Proceeds from amortization and maturities         2,060     3,681     8,634
    Proceeds from sales of securities                   806        --        --
    Purchases of securities                              --      (959)   (2,590)
  Net (increase) decrease in loans                    5,517   (23,312)  (17,553)
  Proceeds from sales of foreclosed assets            1,530     2,620     5,672
  (Increase) decrease in foreclosed assets               --      (151)      (54)
  Purchases of premises and equipment                  (157)     (232)     (188)
  Proceeds from sales of premises and equipment         102        --        --

      Net cash used by investing activities         (12,358)  (17,745)  (14,007)

Financing Activities:
  Net increase in interest-bearing deposits          10,177    11,415    10,581
  Net increase in demand deposits                     1,993     1,622     3,629
  Net increase in borrowings                          3,521        (7)   (5,108)
  Proceeds from issuance of common stock                138        --        --
  Cash dividends paid                                   (35)       --        --

      Net cash provided by financing activities      15,794    13,030     9,102

Net Change in cash and cash equivalents               6,120    (4,357)   (3,709)
Cash and cash equivalents at beginning of the year    6,443    10,800    14,509

Cash and cash equivalents at end of the year        $12,563  $  6,443   $10,800

Supplemental Information On Cash Payments
  Interest expense                                  $ 8,309  $  7,577   $ 5,213
  Income taxes                                          460        37       270

Supplemental Information On Non-cash Transactions
  Net loans transferred to foreclosed assets            369        93       967
  Securities transferred from (to) available for
    sale to (from) held to maturity, net                 --    (5,942)   21,982
--------------------------------------------------------------------------------

See accompanying notes to financial statements.

Tolland Bank                           17                     Annual Report 1996

                   Tolland Bank Notes to Financial Statements

1.   Summary Of Significant Accounting Policies

Principles of Business. The Bank is a savings bank chartered by the State of Connecticut. The Bank's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"). The primary regulators of the Bank are the Connecticut Department of Banking and the FDIC. The Bank provides commercial and consumer banking services from its seven offices located in the Connecticut towns of Tolland, Vernon, Coventry, Ellington, Stafford Springs, and Willington.

Basis of  Preparation  and  Presentation.  The  financial  statements  have been prepared and presented in conformity with generally accepted accounting principles. Unless otherwise noted, all dollar amounts presented in the financial statements are rounded to the nearest thousand dollars, except share data. Certain prior period amounts have been reclassified to conform with current financial statement presentation.

The Bank uses the accrual method of accounting for all material items of income and expense. The Bank is required to make certain estimates and assumptions in preparing these statements. The most material estimates are those necessary in determining the allowance for loan losses, the valuation of foreclosed assets, and the valuation allowance associated with the net deferred tax asset, as discussed in following sections. Additionally, the Bank has made extensive estimates in determining fair values of financial instruments, as discussed below.

Securities. Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term to benefit from interest rate or other market changes are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized net gains or losses excluded from earnings and reported in a separate component of shareholders' equity net of applicable income taxes. These securities may be sold when the Bank's financial management strategies change, or when conditions change such that, when compared with alternative investments, the securities no longer satisfactorily meet the Bank's objectives and guidelines of the Federal Financial Institutions Examination Council (FFIEC). Any decline in the value of a security below its cost considered to be other than temporary is reflected as a realized loss in the statement of income. Realized gains or losses on the sale of securities are generally computed on a specific identified cost basis and reported as Net Gains (Losses) on Securities in the Statements of Income. Premiums and discounts are recognized as an adjustment of yield by the interest method.

Loans. Total loans are reported at the principal amount outstanding, and adjusted for the net amount of deferred fees and costs, premiums and discounts, except for charged-off loans as discussed below. Net loans are total loans less the amount of the allowance for loan losses. Residential mortgage loans held for sale, included in other assets on the balance sheet, are stated at the lower of amortized cost or market value. Gains or losses are determined using the specific identification method.

Premiums and discounts are recognized as an adjustment of yield by the interest method based on the contractual terms of the loan. Commitment fees are considered to be an adjustment to the loan yield. Loan origination fees and certain direct costs of loan origination are also deferred and accounted for as an adjustment to yield. The unamortized balance of deferred fees and costs is credited or charged to the income statement at the time a loan repays.

Interest income receivable is included in Other Assets on the Statement of Financial Condition. Most of the Bank's loans require interest payments monthly in arrears. The Bank generally places loans on non-accrual when a payment becomes more than three months past due. The Bank may also place a loan on non-accrual sooner if a concern develops as to the ultimate collection of principal or interest. The Bank may grant a waiver from non-accrual status on certain commercial loans which are well secured and in the process of collection. Generally, when a commercial loan is placed on non-accrual status, any interest receivable over 90 days is charged-off; interest receivable on all other loans is charged off entirely. Payments received on non-accruing loans are normally applied first against unpaid interest.

Effective January 1, 1995, the Bank adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114), and Statement of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure (SFAS 118). A loan is considered impaired when it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the agreement. In accordance with these statements, Management has excluded large groups of smaller balance homogeneous loans, including residential mortgages and consumer loans, which are evaluated collectively for impairment. The amount of impairment for all impaired loans is determined by the difference between the present value of the expected cash flows related to the loan,

Tolland Bank                           18                     Annual Report 1996
using the original contractual interest rate, and its recorded value, or as a practical expedient, for collateral dependent loans, the difference between the appraised value of the collateral and the recorded amount of the loan. When foreclosure is probable, impairment is measured based on the fair value of the collateral. The Bank's method of recognition of interest income on impaired loans is consistent with the method of recognition of interest on all loans.

Effective January 1, 1996, the Bank adopted Statement of Financial Accounting Standard No. 122, Accounting for Mortgage Servicing Rights which amends SFAS No. 65, Accounting for Certain Mortgage Banking Activities. The Statement requires that a mortgage banking enterprise recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. Additionally, the Statement requires that the capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights, and that impairment be recognized through a valuation allowance. Mortgage servicing rights are amortized in proportion to and over the period of, estimated net servicing income. All related amortization and impairment valuations are charged to mortgage servicing income.

Loan Charge-offs. Most non-accruing consumer loans are automatically charged-off once they become past due for longer than 150-180 days depending on the circumstances, regardless of how well secured they are. Other non-accruing loans are charged off in whole or in part when it has been determined that there has been a loss of principal. For real estate secured loans, this determination is normally made in conjunction with a current appraisal analysis and the transfer of the loan to foreclosed assets. Charge-offs and recoveries are booked to the allowance for loan losses. Initial write-downs on recently acquired foreclosed assets are also booked to the allowance for loan losses.

Allowance for Loan Losses and Provision for Loan Losses. The allowance for loan losses is maintained at a level estimated by the Bank to be adequate to absorb estimated credit losses associated with the loan portfolio, including all binding commitments to lend. The Bank's estimation of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss and recovery experience, current economic conditions, the age and composition of the portfolio, loan loss experience at peer group competitors and other relevant factors. The provision for loan losses is the charge or credit to current period income necessary to establish the loan loss allowance at the level estimated to be adequate by the Bank.

Economic and real estate market conditions in New England have contracted since the late 1980's. This contraction has also been evident in the Bank's primary market of Tolland County. The Bank's estimates of the collectibility of principal and interest rely in many cases on estimates of future borrower cash flows and market conditions and expectations. In addition, federal and state regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Based on information available to them at the time of their examination, and on regulatory guidelines then in effect, such agencies may require the Bank to recognize additions to the allowance for loan losses. Accordingly, current estimates of loan losses may vary from future estimates and from ultimate loan loss experience.

Foreclosed Assets. Foreclosed assets include foreclosed real estate, real estate deeded to the Bank, and personal property repossessed by the Bank, net of a valuation allowance for specific properties. Foreclosed assets are transferred from loans at the lower of cost or fair value less selling costs, with any necessary write down from carrying value being charged against the allowance for loan losses.

The Bank periodically obtains and analyzes appraisals of foreclosed real estate. If the fair value less selling costs is less than the carrying value of these assets, these assets are written down to that value by increasing the amount of the valuation allowance. Additionally, the Bank may recognize a gain or loss on the ultimate disposition of foreclosed assets. The net amount of these gains and provisions to increase the valuation allowance are shown as Net Gain (Loss) on Assets in the Statements of Income. The carrying value of foreclosed real estate is subject, in general, to the same uncertainties discussed above regarding the Allowance for Loan Losses. Net receipts and disbursements related to the operations of foreclosed real estate are included in Problem Asset Related Expense in the Statements of Income.

Property and Equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations on a straight-line basis over the estimated useful lives of the related assets. Amortization of leasehold improvements is accumulated on a straight-line basis over the initial term of the respective leases. Expenditures for maintenance and repairs are charged to operations as incurred.

Intangible Assets. Intangible assets related to branch acquisitions are being amortized on a straight line basis over 10--15 years. On a periodic basis, the Bank reviews the intangible assets for events or changes in circumstances that may indicate the carrying value of the assets may not be recoverable.

Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets are reduced by a valuation allowance which takes into account Management's assessment of the realizability of deferred tax assets. In assessing the realizability of deferred tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making the assessment, Management considers the estimated reversal of deferred tax liabilities, projected future taxable income, taxes paid in prior years that are recoverable, and tax planning strategies. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Tolland Bank                           19                     Annual Report 1996

Stock Options. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effective on January 1, 1996 for the Bank. This Statement establishes a fair value based method of accounting for stock-based compensation plans under which compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. However, the Statement allows a company to continue to measure compensation cost for such plans under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Under APB 25, no compensation cost is recorded if, at the grant date, the exercise price of the options is equal to the fair market value of the company's common stock. SFAS 123 requires companies which elect to continue to follow the accounting provisions of APB 25 to disclose in the notes to their financial statements pro forma net income and earnings per share as if the fair value based method of accounting had been applied. The Bank has elected to continue to follow the accounting provisions of APB 25.

Disclosures of Fair Values of Financial Instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates were based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could effect the estimates significantly. Fair value estimates were based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications relating to the realization of the unrealized gains and losses may have a significant effect on fair value estimates and have not been considered in the estimates. Fair value methods and assumptions are set forth below for the Bank's financial instruments.

The carrying amounts reported in the balance sheets for cash and short-term instruments approximate those assets' fair values. Fair values of investment securities were based on quoted market prices where available. If quoted market prices were not available, fair values were based on quoted market prices of comparable instruments. The carrying values, reduced by estimated inherent credit losses, of variable-rate loans and other loans with short-term characteristics were considered fair values. The fair value of residential mortgages was based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics and credit losses inherent in the portfolio. For other loans, the fair market values were calculated by discounting scheduled future cash flows using current interest rates offered on loans with similar terms adjusted to reflect the estimated credit losses inherent in the portfolio. The carrying amounts of accrued interest receivable approximates fair values.

The fair values of deposits with no stated maturity, was, by definition, equal to their carrying value. The fair value of time deposits was based on the discounted value of contractual cash flows, calculated using the discount rates that equaled the interest rates offered at the valuation date for deposits of similar remaining maturities. The carrying amounts of short-term borrowings approximated their fair values. Rates currently available for debt with similar terms and remaining maturities were used to estimate fair value of long-term borrowings. The carrying amount of accrued interest payable approximates fair value. The fair value of off balance sheet instruments is based on fees currently charged for such instruments, which consisted primarily of credit commitments described in Note 12.

Transfers and Servicing of Financial Assets and Extinguishers of Liabilities. In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, Accounting for Transfers and Servicing of
Financial Assets and Extinguishments of Liabilities (SFAS 125). SFAS 125 is effective for servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The transfer and collateral provisions of SFAS 125 are effective for transfers occuring after December 31, 1997. The provisions of the statement are to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. The Bank does not expect that adoption of SFAS 125 will have a material impact on the Bank's financial position, results of operations, or liquidity.

Earnings Per Share. Earnings per share are computed by dividing net income by the weighted average number of common shares outstanding, including common stock equivalents, during each period.

Cash Flow Reporting. The Bank uses the indirect method to report cash flows from operating activities. Under this method, net income is adjusted to reconcile it to net cash flow from operating activities. Net reporting of cash transactions affecting balance sheet items has been used where permitted. The Bank considers due from banks and short-term investments to be cash equivalents.

Tolland Bank                           20                     Annual Report 1996

2.   Cash And Cash Equivalents

--------------------------------------------------------------------------------
Short-term investments at December 31 (in thousands)           1996         1995
--------------------------------------------------------------------------------
  Federal funds sold                                         $4,000         $ --
  Money market preferred stock                                1,000           --
  Interest bearing deposits due from other banks                100           --
  FHLBB Ideal Way account                                        --           35

    Total short-term investments                             $5,100         $ 35
--------------------------------------------------------------------------------

The Bank is required to maintain certain average vault cash and cash reserve balances with the Federal Reserve Bank of Boston. Cash and Due from Banks included amounts so required of $677,000 and $636,000 at December 31, 1996 and December 31, 1995, respectively.

3.   Securities

--------------------------------------------------------------------------------
                                  Amortized   Unrealized   Unrealized       Fair
December 31, 1996 (in thousands)       Cost        Gains       Losses      Value
--------------------------------------------------------------------------------
Securities available for sale
U.S. Government and agency          $25,314         $ 34        $(366)   $24,982
U.S. Agency mortgage-backed           3,375           20           (5)     3,390
Other debt-securities                 1,745           --          (11)     1,734
Marketable equity                    13,989          598          (27)    14,560
FHLBB stock                             720           --           --        720

    Total available for sale        $45,143         $652        $(409)   $45,386
--------------------------------------------------------------------------------
Securities held to maturity
U.S. Government and agency          $ 2,876         $ 19        $  --    $ 2,895
U.S. Agency mortgage-backed          15,757           --          (47)    15,710
Other debt-securities                 2,057           --          (13)     2,044

    Total held to maturity          $20,690         $ 19        $ (60)   $20,649
--------------------------------------------------------------------------------
                                  Amortized   Unrealized   Unrealized       Fair
December 31, 1995 (in thousands)       Cost        Gains        Gains      Value
--------------------------------------------------------------------------------
Securities available for sale
U.S. Government and agency          $15,561         $ 20        $(493)   $15,088
U.S. Agency mortgage-backed           4,166           42          (21)     4,187
Other debt-securities                 2,255           49           --      2,304
FHLBB stock                             943           --           --        943

    Total available for sale        $22,925         $111        $(514)   $22,522
--------------------------------------------------------------------------------
Securities held to maturity
U.S. Government and agency          $ 2,851         $ 89        $  --    $ 2,940
U.S. Agency mortgage-backed          17,026          163          (36)    17,153
Other debt securities                 3,500           --          (20)     3,480

    Total held to maturity          $23,377         $252        $ (56)   $23,573
--------------------------------------------------------------------------------

Tolland Bank                           21                     Annual Report 1996

The amortized cost, estimated fair value and average yield of debt securities are shown below by contractual maturity, except for mortgage-backed (including collateralized mortgage obligations) and asset-backed instruments, which are classified based on their expected average lives. The expected average lives have been determined based on prepayment and related assumptions. Accordingly, the expected average lives may differ from actual lives.

--------------------------------------------------------------------------------
                                        Amortized           Fair        Average
December 31, 1996 (in thousands)             Cost          Value          Yield
--------------------------------------------------------------------------------
Securities available for sale
Due in 1 year or less                     $ 2,738        $ 2,720          4.90%
Due after 1 to 5 years                     16,088         15,790          5.67
Due after 5 to 10 years                     6,120          6,148          7.44
Due after 10 years                          5,488          5,448          7.40

Total available for sale                  $30,434        $30,106          6.27%
--------------------------------------------------------------------------------
Securities held to maturity
Due after 1 to 5 years                    $18,081        $18,031          5.89%
Due after 5 to 10 years                     2,609          2,618          6.20

Total held to maturity                    $20,690        $20,649          5.93%
--------------------------------------------------------------------------------

As of December 31, 1996, securities having an amortized cost of $2,146,000 were pledged to secure treasury, tax and loan and other deposits, and securities with an amortized cost of $4,521,000 were pledged to secure federal funds borrowings. At December 31, 1995, securities with an amortized cost of $5,942,000 were transferred to available for sale from held to maturity due to a one-time opportunity to reassess security classifications in accordance with guidelines issued by the Financial Accounting Standards Board (FASB). At the time of transfer, the gross book value of those securities was $5,942,000 and the net unrealized gain was $85,000.

Two held to maturity securities with an amortized cost totaling $856,000 were sold in 1996 at a total loss of $50 thousand. These two securities evidenced significant deterioration in the issuer's creditworthiness through the downgrading by a credit agency and other relevant factors. Under state statutes the Bank was required to evaluate these securities for sale, and the Bank made a determination that they be sold due to uncertainties about their credit quality. All other securities sold in 1996 and all securities sold in 1995 were securities available for sale. The book value of debt and equity securities sold, together with gross gains and gross losses, were as follows:

--------------------------------------------------------------------------------
Years ended December 31 (in thousands)         1996          1995          1994
--------------------------------------------------------------------------------
Debt securities sold
Book value at sale                           $4,267        $3,439        $1,286
Gross gains                                      11            31            --
Gross losses                                    (52)           (9)          (16)

Equity securities sold
Book value at sale                             $338            --            --
Gross gains                                       1            --            --
Gross losses                                     --            --            --
--------------------------------------------------------------------------------

Tolland Bank                           22                     Annual Report 1996

4.   Total Loans

--------------------------------------------------------------------------------
December 31 (in thousands)                               1996              1995
--------------------------------------------------------------------------------
Residential mortgage loans                           $ 40,346          $ 43,996
Commercial mortgage loans                              40,494            40,694
Other commercial loans:
  Construction                                          3,827             3,446
  Other commercial real estate secured                  3,004             5,871
  Other commercial, not real estate secured             8,456             9,434
      Total other commercial loans                     15,287            18,751

Consumer loans:
  Installment                                          10,736            12,195
  Home equity loan                                     13,828             9,151
  Other consumer loans                                  1,554             1,035
      Total consumer loans                             26,118            22,381
      Total regular loans                             122,245           125,822
Purchased SBA guaranteed loan certificates             24,263            27,040
      Total loans                                    $146,508          $152,862

Net deferred costs included in total loans           $    290          $    122
--------------------------------------------------------------------------------

The majority of the Bank's loans are secured by real estate located within Tolland County or surrounding communities. Real estate loan activities are governed by the Bank's loan policies, and loan to value ratios are based on an analysis of the collateral backing each loan. Following is additional information about the Bank's nonaccruing loans, delinquent loans, impaired loans, and loans restructured prior to January 1, 1995.

--------------------------------------------------------------------------------
December 31 (in thousands)                                  1996     1995
--------------------------------------------------------------------------------
Total nonaccruing loans                                   $3,381   $4,353
Accruing loans past due 90 days or more                    1,857      152
Impaired loans:
  Impaired loans -- valuation allowance required           1,856       --
  Impaired loans -- no valuation allowance required        2,859    4,751
      Total Impaired Loans                                $4,715   $4,751
  Total valuation allowance on impaired loans                186       --
  Commitments to lend additional funds for impaired loans     --       --
Restructured loans, all of which are performing:
  Loans restructured  prior to January 1, 1995               531    2,110
  Commitments to lend additional funds for restructured
  loans                                                       --       --
--------------------------------------------------------------------------------
Years ended December 31 (in thousands)                      1996     1995   1994
--------------------------------------------------------------------------------
Additional  interest  income that would have been
earned on year-end loans if they had been accruing
based on originals terms:
  Nonaccruing loans                                       $  198   $   55   $ 14
  Loans restructured prior to January 1, 1995                 23       34     45
Total income recognized on impaired loans (1996 and 1995)    311      366     --
Average recorded investment in impaired loans (1996 and
1995)                                                      5,779    3,517     --
--------------------------------------------------------------------------------

In the ordinary course of business, the Bank makes loans to its directors and officers and their related interests for substantially the same terms prevailing at the time of origination for comparable transactions with others. As of December 31, 1996, and 1995, loans to related parties totaled $639,000 and $752,000 respectively. During 1996 originations of related party loans totaled $41,000 and payments on related party loans totaled $154,000 . Loans serviced for others totaled $4,110,000 and $2,684,000 at December 31, 1996 and 1995, respectively.

Tolland Bank                           23                     Annual Report 1996

5.   Allowance For Loan Losses

--------------------------------------------------------------------------------
Years ended December 31 (in thousands)         1996          1995          1994
--------------------------------------------------------------------------------
Balance at beginning of year                 $2,340        $2,090        $2,070
Charge-offs                                    (567)       (1,792)         (716)
Recoveries                                       99            67            97
Provision for loan losses                       978         1,975           639

     Balance at end of year                  $2,850        $2,340        $2,090
--------------------------------------------------------------------------------

6.   Premises and Equipment, Net

--------------------------------------------------------------------------------
December 31 (in thousands)                               1996              1995
--------------------------------------------------------------------------------
Land                                                  $ 1,195           $ 1,215
Buildings                                               4,292             4,278
Furniture, fixtures, and equipment                      3,013             2,903

     Total property and equipment                       8,500             8,396
Less: accumulated depreciation and amortization        (4,084)           (3,733)

     Property and equipment, net                      $ 4,416           $ 4,663
--------------------------------------------------------------------------------

7.   Foreclosed Assets, Net

--------------------------------------------------------------------------------
December 31 (in thousands)                               1996              1995
--------------------------------------------------------------------------------
Foreclosed real-estate                                $ 1,086           $ 2,196
Repossessed personal property assets                      116               157
Foreclosed asset valuation allowance                     (222)             (341)

     Total foreclosed assets                          $   980           $ 2,012
--------------------------------------------------------------------------------

Transactions in the valuation allowance for foreclosed assets, and gains and losses included in net gains (loss) on assets in the statements of income, were as follows:

--------------------------------------------------------------------------------
Years ended December 31 (in thousands)         1996          1995          1994
--------------------------------------------------------------------------------
Transactions in the valuation allowance:
  Balance at beginning of year                $ 341       $   582         $ 776
  Write-downs, net                             (188)       (1,208)         (222)
  Provision for losses, net                      69           967            28

     Balance at end of year                   $ 222       $   341         $ 582
--------------------------------------------------------------------------------
Gains and losses included in net gain (loss)
on assets in the statements of income:
  Gross gains                                 $ 270       $    92         $ 210
  Gross losses                                 (141)       (1,059)         (238)

     Net gain (loss)                          $ 129       $  (967)        $ (28)
--------------------------------------------------------------------------------

Tolland Bank                           24                     Annual Report 1996

8.   Other Assets

--------------------------------------------------------------------------------
December 31 (in thousands)                                 1996            1995
--------------------------------------------------------------------------------
Residential mortgage loans held for sale                 $1,323          $1,834
Accrued loan interest receivable                          1,132           1,067
Other accrued interest and dividends receivable             538             338
Purchased deposit premium, net                              330             441
Goodwill, net                                               199             229
Mortgage servicing rights                                    17              --
Net deferred tax asset, net                                 496             220
Income tax receivable                                       305             195
All other assets                                            249             213

     Total other assets                                  $4,589          $4,537
--------------------------------------------------------------------------------

9.   Deposits

--------------------------------------------------------------------------------
                                             1996                   1995
                                     --------------------   --------------------
December 31 (dollars in thousands)     Amount   Avg. Rate     Amount   Avg. Rate
--------------------------------------------------------------------------------
Demand deposits                      $ 19,673       0.00%   $ 17,680       0.00%
NOW deposits                           20,522       1.80      20,847       1.80
Money market deposits                   6,469       2.58       5,503       2.61
Savings deposits                       38,102       2.31      38,162       2.31

     Total non-time deposits           84,766       1.67      82,192       1.70

Time deposits, by remaining
period to maturity:
  Within 1 year                        83,299       5.27      78,000       5.51
  After 1, but within 2 years          19,511       5.60      22,015       5.78
  After 2, but within 3 years           6,606       6.13       8,154       5.82
  After 3 years                        11,426       6.16       3,077       6.37

     Total time deposits              120,842       5.45     111,246       5.61

        Total deposits               $205,608       3.89%   $193,438       3.95%

Time deposits of $100,000 or more    $ 15,444       5.49%   $ 12,707       5.84%
--------------------------------------------------------------------------------

Interest expense and interest paid on deposits is summarized as follows:

--------------------------------------------------------------------------------
Years ended December 31 (in thousands)         1996          1995          1994
--------------------------------------------------------------------------------
Interest Expense
  NOW deposits                               $  342        $  332        $  339
  Money market deposits                         143           149           190
  Savings deposits                              880           919         1,010
  Time deposits                               6,529         5,533         3,358

     Total interest expense                  $7,894        $6,933        $4,897

Interest Paid
  Time deposits of $100,000 or more          $  915        $  801        $  531
  Total deposit interest paid                 7,883         6,898         4,895
--------------------------------------------------------------------------------

Tolland Bank                           25                     Annual Report 1996

10.  Borrowings

--------------------------------------------------------------------------------
December 31 (dollars in thousands)                    1996             1995
                                                ---------------   --------------
Due Date                                         Amount   Rate    Amount   Rate
--------------------------------------------------------------------------------
FHLB advances by remaining period to maturity:
  Within 1 year                                 $ 3,545   7.25%   $2,190   5.15%
  After 1, but within 2 years                        --     --       612   6.44
  After 2, but within 3 years                       361   6.94        --     --
  After 3 years                                   3,500   6.11     3,973   6.21

     Total FHLB advances                          7,406   6.70     6,775   5.90
Federal funds purchased                           3,000   6.65       110   5.55

     Total Borrowings                           $10,406   6.68%   $6,885   5.89%
--------------------------------------------------------------------------------

The Bank has a line of credit equal to 2% of total assets with the Federal Home Loan Bank of Boston (FHBB). The Bank may borrow additional funds from the FHLBB subject to certain limitations. To secure advances from the FHLBB, the Bank has pledged certain qualifying assets, as defined in the FHLBB Statement of Credit Policy. To obtain additional loan advances, the Bank may be required to invest in additional amounts of FHLBB stock, per FHLBB guidelines. At December 31, 1996, the Bank had a $5,000,000 facility for repurchase agreements, a $3,000,000 line of credit for secured federal funds borrowings and a $750,000 line of credit for unsecured federal funds borrowings. The Bank maintains compensating balances of $30,000 related to the secured line of credit. The Bank paid $426,000, $679,000, and $318,000, in interest on borrowings during the years ended December 31, 1996, 1995, and 1994, respectively.

11.  Shareholders' Equity

Net Unrealized Loss on Securities

--------------------------------------------------------------------------------
December 31 (dollars in thousands)                          1996           1995
--------------------------------------------------------------------------------
Net (gain) loss on securities available for sale           $(243)        $  403
Net unamortized loss on securities held to maturity          376            597
Income tax effect                                            100             --

     Total Net Unrealized Loss                             $ 233         $1,000
--------------------------------------------------------------------------------

The net unamortized loss on securities held to maturity relates to securities transferred in 1994 from securities available for sale to securities held to maturity.

Rights Plan

Under the terms of a Shareholder Rights Plan adopted in 1989, each outstanding share of the Bank's common stock bears with it a stock purchase right to purchase one share of common stock under certain circumstances. These rights will become exercisable once a person or group owns 20% of the Bank's stock, a person or group commences an offer which would result in 20% ownership, or the Board declares a person "adverse," as defined.

Once exercisable, each right will entitle its holder to purchase a share of Bank common stock for $40, subject to adjustment as follows. In the event of a merger in which the Bank is not the surviving corporation or certain other mergers, holders of rights not made void will be entitled to buy $80 worth of the surviving company for $40. In the event a person or group acquires more than 20% of the Bank's stock or if a person is determined by the Board to be "adverse," holders of rights not made void will be entitled to buy $80 worth of Bank common stock for $40. The Board may redeem the rights at a price of $0.001 per right at any time before a person or group acquires 20% ownership or is declared "adverse." The rights expire on June 30, 1999. The Board has reserved 1,150,000 shares of common stock for issuance pursuant to the exercise of these rights.

Tolland Bank                           26                     Annual Report 1996

Liquidation Account

At the time of the Bank's 1986 conversion from a mutual savings bank to a stock savings bank, the Bank established a liquidation account as required by regulations in an amount equal to its retained earnings on September 30, 1986. The liquidation account is maintained for the benefit of the then existing account holders who continue to maintain their accounts after the conversion. In the event of a complete liquidation, and only in such event, eligible account holders will be entitled to receive a distribution from the liquidation account equal to the then current adjusted qualifying interest in the liquidation account.

Dividends

In January, 1997 the Board of Directors declared a cash dividend of $.05 per share payable in February, 1997. As a state capital stock bank subject to Connecticut banking law, the Bank may not declare a cash dividend on its common stock in an amount in excess of its net profits (as defined by state statute) for the year in which the dividend is declared plus its retained net profits from the prior two years. The Bank may not declare or pay a cash dividend or repurchase any of its outstanding shares if the effect thereof would reduce its capital below the amount required for the aforementioned liquidation account or the capital required by federal and state regulations.

Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Whereas the regulatory requirement for Tier I Capital to Average Assets is a minimum ratio of 4.0%, a minimum ratio of 6.0% is shown in the table based on the Bank's Board Resolution at December 31, 1996 and its Memorandum of Understanding at December 31, 1995. The Memorandum of Understanding was removed in 1996. Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the FDIC categorized the Bank as Well Capitalized under the regulatory framework for prompt corrective action. To be categorized as Well Capitalized the Bank must maintian minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios are also presented in the table.

------------------------------------------------------------------------------------------------
                                                                                To Be Well
                                                                            Capitalized Under
                                                       For Capital          Prompt  Corrective
                                     Actual          Adequacy Purposes      Action Provisions:
                                ----------------  ----------------------  ----------------------
                                                  greater or  greater or  greater or  greater or
                                                    equal to    equal to    equal to    equal to
(dollars in thousands)           Amount    Ratio      Amount       Ratio      Amount       Ratio
------------------------------------------------------------------------------------------------
December 31, 1996:
  Total Capital
    (to Risk Weighted Assets)   $17,044    12.3%     $11,118        8.0%     $13,898       10.0%
  Tier I Capital
    (to Risk Weighted Assets)    15,293    11.0        5,559        4.0        8,339        6.0
  Tier I Capital
    (to Average Assets)          15,293     6.8       13,592        6.0       11,327        5.0

December 31, 1995:
  Total Capital
    (to Risk Weighted Assets)   $15,343    11.1%     $11,042        8.0%     $13,803       10.0%
  Tier I Capital
    (to Risk Weighted Assets)    13,611     9.9        5,521        4.0        8,282        6.0
  Tier I Capital
    (to Average Assets)          13,611     6.4       12,780        6.0       10,650        5.0
------------------------------------------------------------------------------------------------

Tolland Bank                           27                     Annual Report 1996

Stock Options

At December 31, 1996, the Bank had two stock option plans, which are described below. The Bank applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Bank's stock options been determined consistent with FASB Statement No. 123, the Bank's net income and earnings per share would have been reduced to the pro forma amounts indicated below. There were no stock options granted in 1995.

--------------------------------------------------------------------------------
Year ended December 31 (in thousands except share data)                    1996
--------------------------------------------------------------------------------
Net income                 As Reported                                   $1,438
                           Pro forma                                      1,392
Earnings per share         As Reported                                     1.22
                           Pro forma                                       1.18
--------------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996: dividend yield of 2.0%; expected volatility of 27%; risk free interest rate of 5.91%; and expected lives of ten years.

The Bank maintains a Stock Option Plan for the benefit of officers and other key employees of the Bank. Under the terms of this Plan, 100,000 shares may be issued or transferred pursuant to the exercise of options to purchase shares of common stock and stock appreciation rights (SARs) and awards of restricted stock. The exercise price of the option is equal to the market price of the common stock on the date of grant. Options granted to officers and other full-time salaried employees may be accompanied by SARs and awards of restricted stock. No SARs or awards of restricted stock have been granted as of December 31, 1996.

The Bank also maintains a Stock Option Plan for Non-Employee Directors which was approved by the Board of Directors and the shareholders in 1988. The exercise price of the option is equal to the market price of the common stock on the date of grant. Under this plan, up to 100,000 shares of common stock may be issued or transferred to members of the Bank's Board of Directors who are not employees of the Bank on the date the options are exercised.

A summary of the status of the Bank's stock option plans and changes in them is presented below. All options granted in 1996 were immediately exercisable.

--------------------------------------------------------------------------------------------------------------
Years ended December 31                      1996                      1995                      1994
                                    ----------------------    ----------------------    ----------------------
                                             Weighted-Avg.             Weighted-Avg.             Weighted-Avg.
                                                  Exercise                  Exercise                  Exercise
                                     Shares          Price     Shares          Price     Shares          Price
--------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year    122,081         $10.19    128,581         $10.16    122,081         $10.19
Granted                              20,419           9.96         --             --      6,500           9.50
Exercised                           (15,000)          9.20         --             --         --             --
Forfeited                            (5,000)         12.50     (6,500)          9.50         --             --

Outstanding at end of year          122,500         $10.18    122,081         $10.19    128,581         $10.16

Options exercisable at year-end     122,500         $10.18    120,415         $10.23    110,748         $10.30

Weighted-average fair value of
options granted during 1996           $3.78                        --                        --
--------------------------------------------------------------------------------------------------------------

Tolland Bank                           28                     Annual Report 1996

The following table summarizes information about stock options outstanding at December 31, 1996:

                       Options Outstanding and Exercisable
--------------------------------------------------------------------------------
Range of           Number Outstanding       Weighted-Avg.          Weighted-Avg.
Exercise           and Exercisable          Remaining              Exercise
Prices             at 12/31/96              Contractual Life       Price
--------------------------------------------------------------------------------
$3 to  6                12,280                  4.5 years             $ 4.02
 6 to  9                15,910                  4.4                     7.83
 9 to 12                59,310                  4.6                    10.71
Over $12                35,000                  1.2                    12.50

     Total             122,500                  3.6 years             $10.18
--------------------------------------------------------------------------------

12.  Financial Instruments With Off-Balance Sheet Risk

--------------------------------------------------------------------------------
December 31 (in thousands)                                  1996           1995
--------------------------------------------------------------------------------
Commitments to extend credit:
  Commitments to originate new loans                      $5,385         $6,635
  Unadvanced construction lines of credit                  2,380          4,812
  Unadvanced home equity credit lines                      9,995          6,748
  Unadvanced commercial lines of credit                    4,951          7,965
  Unadvanced reserve credit lines                            427            449
Standby letters of credit                                  1,462            463
Commitments to purchase SBA/FMHA guaranteed loans          1,492            217
--------------------------------------------------------------------------------

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn on, the total commitment amounts do not necessarily represent future cash requirements or credit risk. Standby letters of credit are commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are generally payable only if the customer fails to perform some specified contractual obligation. Standby letters of credit are generally unconditional and irrevocable, and are generally not expected to be drawn upon. For the above types of financial instruments, the Bank evaluates each customer's creditworthiness on a case-by-case basis, and collateral is obtained, if deemed necessary, based on the Bank's credit evaluation. In general, the Bank uses the same credit policies in providing these financial instruments as it does in making funded loans.

13.  Derivative Financial Instruments With Off-Balance Sheet Risk

The Bank had entered into a $4,000,000 interest rate swap agreement with the Federal Home Loan Bank of Boston (FHLBB) as a hedge against a $4,000,000 advance from the FHLBB. The swap agreement matured in the third quarter of 1995. The swap interest income and expense were recorded as borrowing interest expense. The net interest paid was $83,000 in 1995.

14.  Fair Values Of Financial Instruments

--------------------------------------------------------------------------------
Years ended December 31 (in thousands)           1996                1995
                                          ------------------  ------------------
                                          Carrying      Fair  Carrying      Fair
                                             Value     Value     Value     Value
--------------------------------------------------------------------------------
Financial assets:
  Cash and cash equivalents               $ 12,563  $ 12,563  $  6,443  $  6,443
  Securities available for sale             45,386    45,386    22,522    22,522
  Securities held to maturity               20,690    20,649    23,377    23,573
  Net loans                                143,658   142,631   150,522   151,258
  Accrued interest receivable                1,670     1,670     1,405     1,405
  Mortgages held for sale                    1,323     1,343     1,834     1,861
Financial liabilities:
  Deposits with no stated maturity          84,766    84,766    82,192    82,192
  Time deposits                            120,842   120,844   111,246   111,466
  Borrowings                                10,406    10,413     6,885     6,973
  Accrued interest payable                      82        82        83        83
  Off balance sheet financial instruments       --       192        --       223
--------------------------------------------------------------------------------

Tolland Bank                           29                     Annual Report 1996

15.  Retirement Plans

The Bank sponsors a noncontributory defined benefit pension plan covering all employees who meet certain eligibility requirements. Benefits are based on length of service and qualifying compensation. The Bank's policy is to fund the plan in accordance with the requirements of applicable regulations. Plan assets are invested in stock, bond, and money market mutual funds. The plan valuation date is October 1. The pension plan's funded status and amounts recognized in the Bank's financial statements are as follows:

--------------------------------------------------------------------------------
December 31 ( in thousands)                                     1996       1995
--------------------------------------------------------------------------------
Accumulated benefit obligation
  Vested benefits                                             $1,423     $1,324
  Non-vested benefits                                             70         65

Accumulated benefit obligation                                $1,493     $1,389
Effect of projected future compensation levels                   295        275

Projected benefit obligation for services rendered to date    $1,788     $1,664
Plan assets at fair value                                      2,085      1,775

Plan assets in excess of projected benefit obligation            297        111

Unrecognized net asset being recognized over 15 years           (108)      (125)
Unrecognized net loss                                            (62)        77
Unrecognized past service liability                             (105)      (123)

  Accrued prepaid pension cost                                    22        (60)

Assumptions used as of October 1:
  Assumed discount rate                                         7.75%      7.50%
  Assumed rate of increase in compensation                      5.00%      5.00%
  Expected long-term rate of return on assets                   9.25%      9.25%
--------------------------------------------------------------------------------

Components of net pension expense cost (excluding administrative cost):

--------------------------------------------------------------------------------
Years ended December 31 (in thousands)               1996       1995       1994
--------------------------------------------------------------------------------
Service costs earned during the year                $  98      $  85      $  98
Interest cost on projected benefit obligation         124        115        100
Actual return on plan assets                         (238)      (272)        (7)
Net amortization and deferral                          39        109       (145)

  Net periodic pension expense                      $  23      $  37      $  46
--------------------------------------------------------------------------------

The Bank also sponsors a defined contribution 401(k) savings plan. This plan includes a discretionary matching contribution by the Bank which was 35% of the employees' contribution up to 6% for the years 1996, 1995, and 1994. Additionally, the Bank offers retirees participation in its medical insurance benefit program. The cost of offering this participation is not material to the financial condition or results of operations of the Bank.

Tolland Bank                           30                     Annual Report 1996

16.  Income Tax Expense (Benefit)

Charges (credits) for income taxes (benefits) in the Statements of Income are composed of the following:

--------------------------------------------------------------------------------
Years ended December 31 ( in thousands)            1996        1995        1994
--------------------------------------------------------------------------------
Current:
  Federal                                         $ 246       $(230)      $  47
  State                                               9          12           9
  Total current                                     255        (218)         56
Deferred:
  Federal                                            (9)       (121)         98
  State                                             190         (90)         55
  Total deferred                                    181        (211)        153
Change in valuation allowance for the gross
  deferred tax asset                               (554)        441        (148)
     Total income tax expense                     $(118)      $  12       $  61
--------------------------------------------------------------------------------

The actual income tax expense (benefit) differs from the "expected" income tax expense (benefit), (computed by applying the statutory U.S. Federal corporate tax rate of 34%) in 1996, 1995 and 1994 to income (loss) before income taxes, as follows:

--------------------------------------------------------------------------------
Years ended December 31 (in thousands)                     1996    1995    1994
--------------------------------------------------------------------------------
Expected income tax expense (benefit) at statutory rate   $ 449   $(385)  $ 175
Increase (decrease) in income tax resulting from:
  Connecticut state tax                                     131     (51)     42
  Purchase premium not deductible for tax purposes           10      10      --
  Dividend received deduction                              (132)     --      (7)
  Change in valuation allowance for deferred tax assets    (554)    441    (148)
  Other, net                                                (22)     (3)     (1)

     Total income tax expense (benefit)                   $(118)  $  12   $  61
--------------------------------------------------------------------------------

The Bank made income tax payments of $460,000, $37,000 and $270,000 during the years ended December 31, 1996, 1995, and 1994, respectively. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

--------------------------------------------------------------------------------
Years ended December 31 (in thousands)                 1996                1995
--------------------------------------------------------------------------------
Deferred tax asset:
  Allowance for loan losses                          $  754              $  911
    State NOL carry forward                              10                  97
    Foreclosed assets                                   128                 159
    Unrealized loss on securities                        54                 416
    Other, net                                          101                  68

      Total gross deferred tax asset                  1,047               1,651

  Less: valuation allowance                            (305)             (1,124)
  Gross asset, net of valuation allowance               742                 527
  Less: deferred tax liability
    Depreciation expense                                 (3)                (30)
    Core deposit amortization                           (77)               (126)
    Other                                              (166)               (151)

      Total gross deferred tax liability               (246)               (307)

      Net deferred tax asset                          $ 496              $  220
--------------------------------------------------------------------------------

The valuation allowance decreased by $819,000 in 1996, which was comprised of a decrease of $265,000 relating to the decrease in net unrealized losses on securities available for sale, and a $554,000 decrease due to Management's assessment of the realizability of deferred tax assets.

Tolland Bank                           31                     Annual Report 1996

In assessing the realizability of deferred tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making the assessment, Management considers the estimated reversal of deferred tax liabilities, projected future taxable, income taxes paid in prior years that are recoverable, and tax planning strategies. Based on the level of historical taxable income, and projections for future taxable income over the periods in which the deferred tax assets are deductible, Management believes it is more likely than not that the Bank will realize the benefits of the deductible temporary difference, net of the existing valuation allowance at December 31, 1996.

17.  Commitments and Contingencies

Future minimum rental payments required under operating leases that have remaining noncancellable lease terms in excess of one year as of December 31, 1996 total $351,000, due by years ending December 31 as follows: 1997 - $68,000; 1998 - $68,000; 1999 - $69,000; 2000 - $27,000; 2001 - $27,000; and $92,000
thereafter. Total rental expense under these leases and prior leases was $77,000, $64,000, and $63,000 for the years ended December 31, 1996, 1995 and
1994 respectively.

In 1995, the Bank entered into an employment agreement with its former President. During 1996 and 1995, the Bank charged $272,000 and $14,000 to operations in connection with this agreement. Included in other liabilities at December 31, 1996, was approximately $186,000 representing total future amounts due under this agreement.

There are various legal proceedings against the Bank arising out of its business. Although the outcome of these cases is uncertain, in the opinion of Management, based on discussions with legal counsel, these matters are not expected to result in a material adverse effect on the financial position or future operating results of the Bank.

18.  Holding Company Formation

The Bank has initiated steps to form a bank holding company in order to facilitate future growth and expansion of business lines. Tolland Bank will continue to operate with its existing offices and employees. This step will allow the Bank additional flexibility to both increase the products and services that it offers to its customers, and to pursue new market opportunities. Pending approval and completion of the formation process, Tolland Bank shareholders will, on a one-for-one basis, become shareholders of the new holding company.

Tolland Bank                           32                     Annual Report 1996

              Tolland Bank Supplementary Financial Data (unaudited)

Selected Quarterly Financial Data
--------------------------------------------------------------------------------------------------------------
                                                  1996                                    1995
                                  ------------------------------------    ------------------------------------
(in thousands except share data)       4         3         2         1         4         3         2         1
--------------------------------------------------------------------------------------------------------------
Net interest income               $1,982    $1,943    $1,872    $1,866    $1,848    $1,794   $ 1,843    $1,878
Provision for loan losses            165       493       134       186       178        72     1,594       131
Non-interest income (loss)           140       603       225       307       228       270      (629)      190
Non-interest expense               1,988     1,570     1,531     1,551     1,535     1,689     1,641     1,717
Income tax expense (benefit)        (451)      109        90       134        --        --       (65)       78

Net income (loss)                 $  420    $  374    $  342    $  302    $  363    $  303   $(1,956)   $  142

Per Share Data:
Earnings (loss) per share         $ 0.35    $ 0.32    $ 0.29    $ 0.26    $ 0.30    $  .26   $ (1.66)   $ 0.12
Cash dividends declared              .03        --        --        --        --        --        --        --
Common stock price:
  High                             13.38     12.38     10.38     10.50     10.13     10.38      8.25      8.00
  Low                              11.00      9.63      9.50      9.25      8.13      7.38      7.50      7.00
  Close                            12.00     11.75     10.03     10.00      9.50      8.75      7.75      7.69
--------------------------------------------------------------------------------------------------------------

Quarterly operating data may not sum to annual data due to rounding. Results in the second quarter of 1995 included non-interest losses on foreclosed asset writedowns and an increase in loan charge-offs and the provision for loan losses related to accelerated plans for problem asset dispositions. The higher provision for loan losses in the third quarter of 1996 and the higher non-interest expense in the fourth quarter of 1996 were primarily related to the completion of liquidation of problem assets and delinquent loans. Also, in the fourth quarter of 1996, the Bank recognized a tax benefit related to a reduction in the valuation allowance on the deferred tax asset due to the Bank's improved earnings and condition.

Volume and Rate Analysis -- FTE Basis
---------------------------------------------------------------------------------------------------
                                  1996 versus 1995 Change due to     1995 versus 1994 Change due to
                                  ------------------------------     ------------------------------
(in thousands)                    Volume        Rate       Total     Volume        Rate       Total
---------------------------------------------------------------------------------------------------
Interest income
  Loans                           $  166       $  11      $  177     $2,489     $   494      $2,983
  Securities available for sale    1,064         405       1,469       (519)        307        (212)
  Securities held to maturity       (521)        (67)       (588)       476        (241)        235
  Other earning assets               162           5         167       (248)         70        (178)

     Total Change                    871         354       1,225      2,198         630       2,828

Interest expense
  Deposits                           520         441         961        454       1,582       2,036
  Borrowings                        (290)        (37)       (327)       257         146         403

     Total Change                    230         404         634        711       1,728       2,439

     Net Change                   $  641       $ (50)     $  591     $1,487     $(1,098)     $  389
---------------------------------------------------------------------------------------------------

Note: Changes attributable jointly to volume and rate have been allocated proportionately.

Tolland Bank                           33                     Annual Report 1996

Construction and Commercial Loans

--------------------------------------------------------------------------------
                                       1 Year        1-5      Over 5
December 31, 1996 (in millions)       or Less      Years       Years      Total
--------------------------------------------------------------------------------
Contractual maturity:
Construction loans:
  Commercial                             $1.2       $2.6        $ --      $ 3.8
Commercial loans                          1.6        4.9         5.0       11.5

     Total                               $2.8       $7.5        $5.0      $15.3

Interest rate sensitivity:
  Predetermined rates                    $0.1       $0.4        $0.5      $ 1.0
  Variable rates                          2.7        7.1         4.5       14.3

     Total                               $2.8       $7.5        $5.0      $15.3
--------------------------------------------------------------------------------

Securities Cost and Fair Value

---------------------------------------------------------------------------------------------
December 31                           1996                  1995                  1994
---------------------------   -------------------   -------------------   -------------------
                              Amortized      Fair   Amortized      Fair   Amortized      Fair
(in thousands)                     Cost     Value        Cost     Value        Cost     Value
---------------------------------------------------------------------------------------------
Available for sale
U.S. Government and agency      $25,314   $24,982     $15,561   $15,088     $14,374   $13,037
U.S. Agency mortgage-backed       3,375     3,390       4,166     4,187       2,425     2,380
Other debt securities             1,745     1,734       2,255     2,304          --        --
Marketable equity                13,989    14,560          --        --          --        --
FHLBB stock                         720       720         943       943         716       716

   Total available for sale     $45,143   $45,386     $22,925   $22,522     $17,515   $16,133
---------------------------------------------------------------------------------------------
Held to maturity
U.S. Government and agency      $ 2,876   $ 2,895     $ 2,851   $ 2,940     $ 4,934   $ 4,625
U.S. Agency mortgage-backed      15,757    15,710      17,026    17,153      19,403    18,098
Other debt securities             2,057     2,044       3,500     3,480       7,513     7,265

   Total held to maturity       $20,690   $20,649     $23,377   $23,573     $31,850   $29,988
---------------------------------------------------------------------------------------------

Tolland Bank                           34                     Annual Report 1996

                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             Washington, D.C. 20429

                                  ------------

      ANNUAL REPORT UNDER SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

                                    FORM F-2

                  For The Fiscal Year-ended: December 31, 1996
                           FDIC Certificate No.: 18205

                                  TOLLAND BANK
-------------------------------------------------------------------------------
                (Exact name of Bank as specified in its charter)

         Connecticut                                   06-0523950
-----------------------------            ---------------------------------------
   (State of incorporation)              (I.R.S. Employer Identification Number)

         P.O. Box 156
     Olde Tolland Common
    Tolland, Connecticut                                  06084
-----------------------------            ---------------------------------------
(Address of principal office)                          (Zip Code)

          Bank's telephone number, including area code: (860)-875-2500

              Securities registered under Section 12(b) of the Act:

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                                (Title of class)

Securities registered under Section 12(g) of the Act:  None
                                                       ----
Indicate by check mark if disclosure of delinquent filers pursuant to Item 10 is not contained herein, and will not be contained, to the best of the Bank's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form F-2 or any amendment of this Form F-2. [ ]

Indicate by check mark whether the Bank: (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the
past 90 days. YES  X   NO    .
                  ---     ---
The aggregate market value of the shares of common stock held by non-affiliates of the Bank, computed by reference to the last sale price of $13.13 per share quoted through the American Stock Exchange on January 31, 1997, was $15,395,000.

As of January 31, 1997, there were issued and outstanding 1,172,500 shares of the Bank's common stock.

Tolland Bank                           35                     Annual Report 1996

DOCUMENT INCORPORATED BY REFERENCE

This Annual Report and Form F-2 incorporate into a single document the requirements of the accounting profession and the Federal Deposit Insurance Corporation. Portions of the Tolland Bank Proxy Statement/Prospectus for the 1997 Annual Meeting of Shareholders are incorporated by reference into Parts I, III, and IV.

--------------------------------------------------------------------------------

                                  TOLLAND BANK
                       ANNUAL REPORT FOR 1996 ON FORM F-2
                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
PART I    ITEM  1.  Business                                                 36
          ITEM  2.  Properties                                               37
          ITEM  3.  Legal Proceedings                                        37
          ITEM  4.  Security Ownership of Certain Beneficial Owners
                    and Management                                           37
--------------------------------------------------------------------------------
PART II   ITEM  5.  Market for the Bank's Common Stock and Related
                    Security Holder Matters                                  37
          ITEM  6.  Selected Financial Data                                   1
          ITEM  7.  Management's Discussion and Analysis of Results
                    of Operations and Financial Condition                     4
          ITEM  8.  Financial Statements and Supplementary Data              14
--------------------------------------------------------------------------------
PART III  ITEM  9.  Directors and Principal Officers of the Bank             37
          ITEM 10.  Management Compensation and Transactions                 38
--------------------------------------------------------------------------------
PART IV   ITEM 11.  Exhibits, Financial Statement Schedules and
                    Reports on Form F-3                                      38
          SIGNATURES                                                         39
--------------------------------------------------------------------------------

PART I

ITEM 1.  BUSINESS

Tolland Bank (the "Bank") is a savings bank chartered by the State of Connecticut. Its deposits are insured up to applicable limits by the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). Its primary regulators are the Connecticut Department of Banking and the FDIC. The Bank was operating under an informal regulatory agreement known as a Memorandum of Understanding which was terminated in 1996 due to improvements in the Bank's condition and performance.

The Bank operates seven offices in Tolland County and is a community-based bank that provides retail and commercial banking services primarily in Tolland County and surrounding towns. The Bank's marketplace is served by a variety of aggressive financial institutions, and many residents work in the Greater Hartford area which gives them access to banking opportunities in that market as well. The financial services industry is in a period of consolidation and regulatory reform that is affecting the participants, products, and pricing in the Bank's markets.

The banking business in Tolland County is reflective of the overall Northeast economic situation. The area is recovering slowly from the most severe economic recession in fifty years, with Connecticut's economy having had the most depressed economy in the region. Local labor and real estate markets continue to reflect weakness related to lay-offs and relocations. About 47% of the Bank's assets are loans secured by local area real estate.

At December 31, 1996, the Bank had total assets of $232.3 million, deposits of $205.6 million, loans of $146.5 million, and shareholders' equity of $15.6 million. A detailed discussion of the Bank's financial condition and results of operations is contained in Item 7 of this report. At December 31, 1996, the Bank had 86 full-time equivalent employees.

Tolland Bank                           36                     Annual Report 1996

ITEM 2.  PROPERTIES

The properties of Tolland Bank are located in Connecticut as follows (see the notes "Premises and Equipment, Net" and "Commitments and Contingencies" in Item 8 for additional information about the Bank's premises):

                                                                      Year Lease
Location -- Town (Street)                         Owned / Leased         Expires
--------------------------------------------------------------------------------
o  Tolland          --  (Olde Tolland Common)          Owned
o  Vernon           --  (348 Hartford Turnpike)        Owned
o  Coventry         --  (Routes 31 and 44)             Owned
o  Ellington        --  (287 Somers Road)              Owned
o  Stafford Springs --  (34 West Stafford Road)       Leased                1999
o  Willington       --  (Routes 74 and 32)            Leased                2005
o  Tolland          --  (Merrow Road)                 Leased                2000

o Approximately 9 acres of land adjacent to the Bank's office on Olde Tolland Common in Tolland.
o A commercial property leased to a child care operation adjacent to the Bank's office on Olde Tolland Common in Tolland.
o Approximately 10 acres of land adjacent to the Bank's office in Coventry, Connecticut.

ITEM 3.  LEGAL PROCEEDINGS

The Bank is not involved in any material legal proceedings other than ordinary routine litigation incidental to its business.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

The information contained under the captions "Principal Holders of Common Stock", "Nominees", and "Continuing Directors" in the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 5.  MARKET FOR THE BANK'S COMMON STOCK & RELATED SECURITY HOLDER MATTERS

The Bank's common stock is listed on the American Stock Exchange (AMEX) under the symbol "TBK." A total of 459,300 shares of the Bank's stock, or 40% of outstanding shares, were traded on AMEX in 1996. As of January 31, 1997, the Bank had 546 holders of record of its common stock. This does not reflect the number of persons or entities who hold their stock in nominee or "street" name. The closing sale price of the stock on January 31, 1997 was $13.13. The bank declared and paid a $0.03 cent dividend in the fourth quarter of 1996. No dividends were declared or paid in 1995. Dividends are subject to the restrictions of applicable regulations. See the "Shareholders' Equity" note in
Item 8 for additional information. See also the information contained in Item 6. The following table presents quarterly information on the range of high and low prices for the past two years.

Quarter Ended              High         Low        Dividends Declared Per Share
--------------------------------------------------------------------------------
March 31, 1995           $ 8.00       $ 7.00                   $ 0
June 30, 1995              8.25         7.50                     0
September 30, 1995        10.38         7.38                     0
December 31, 1995         10.13         8.13                     0
March 31, 1996            10.50         9.25                     0
June 30, 1996             10.38         9.50                     0
September 30, 1996        12.38         9.63                     0
December 31, 1996         13.38        11.00                   .03

PART III

ITEM 9.  DIRECTORS AND PRINCIPAL OFFICERS OF THE BANK

The   information   contained   in  the   following   sections   of  the   Proxy
Statement/Prospectus   is  incorporated   herein  by  reference:   "Election  of
Directors", "Nominees", and "Continuing Directors."

Principal Officers Who Are Not Directors:

Patrick J. Logiudice (age 50) joined Tolland Bank in 1991 as Senior Vice President/Chief Lending Officer. Previously, he was Senior Vice President at Recoll Management Corporation (a subsidiary of Fleet Norstar, N.A.) in Hartford, Connecticut. He also served as Senior Vice President and Regional Commercial Loan Manager at Connecticut Bank & Trust, N.A. in Hartford, Connecticut, a subsidiary of Bank of New England Corporation.

Tolland Bank                           37                     Annual Report 1996

David H. Gonci (age 44) joined Tolland Bank in 1990 as Vice President/Controller and Director of Strategic Planning. He is currently Vice President/Chief Financial Officer/Treasurer/Controller. Previously, he was Senior Vice President of Finance and Treasurer at BancNewEngland Mortgage Company, a subsidiary of Bank of New England Corporation.

Cynthia S. Harris (age 49) joined Tolland Bank in 1976. She is currently Vice President/Human Resources and Secretary. She was previously the Loan Servicing Officer.

Joyce M. Joy (age 54) joined Tolland Bank in 1988 as Vice President/Marketing. Prior to 1988, she was employed by the Savings Bank of Rockville, Vernon, Connecticut, as Vice President of Retail Banking.

William   S.   Weigand   (age  56)   joined   Tolland   Bank  in  1986  as  Vice
President/Operations. Previously he was Vice President of Operations at Union Savings Bank, Long Island, New York.

ITEM 10.  MANAGEMENT COMPENSATION AND TRANSACTIONS

The information contained in the following sections of the Proxy Statement is incorporated herein by reference: Executive Compensation, Change in Control Agreements, Pension Plan, 401(k) Plan, Aggregate Option Exercises and Year-End Option Values, Cash Bonus Plan and Certain Transactions.

PART IV

ITEM 11.  EXHIBITS, FINANCIAL STATEMENT  SCHEDULES AND REPORTS ON FORM F-3

(a) All schedules have been omitted as the required information is either included herein or in the Proxy Statement, or is inapplicable.

(b)  Reports on Form F-3

     No reports on Form F-3 were filed during the quarter ended December 31, 1996.

(c)  Exhibits   Description
     --------   -----------

        1A Articles of Incorporation, as amended (by reference to Exhibit 1A to Form F-2 dated March 25, 1992).

        1B      Bylaws,  revised as to Article II,  Section 4 (by  reference  to
                Exhibit 1B to Form F-2 dated March 8, 1994).

        3A Employment Agreements (by reference to Exhibit 3A to Form F-2 filed March 24, 1991 and to Exhibit 3A to Form F-2 filed March 29, 1988).

        3B Tolland Bank 1986 Stock Option and Restricted Stock Plan (by reference to Exhibit 3B to Form F-2 filed March 29, 1988).

        3C Tolland Bank 1988 Stock Option Plan for Non-Employee Directors (by reference to Exhibit A to Form F-5 filed in definitive form March 15, 1988).

        3D      Escrow  Agreement  dated  December  21,  1989 (by  reference  to
                Exhibit 3D to Form F-2 dated March 20, 1990).

        3E Shareholder Rights Agreement dated June 20, 1989 (by reference to Form F-3 filed June 29, 1989).

        3F Employment Agreements (by reference to Exhibit 3F to Form F2 dated March 8, 1995).

        3G Employment Agreements dated January 26, 1995 and October 31, 1995 for Guy Cambria, Jr., and Change in Control Agreement for Guy Cambria, Jr. dated January 26, 1995 for Guy Cambria, Jr.

         8      Proxy Statement/Prospectus for the 1997 Annual Meeting.


Tolland Bank                           38                     Annual Report 1996

--------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 7, 1997 .


/s/ JOSEPH H. ROSSI                      /s/ DAVID H. GONCI
------------------------------------     ---------------------------------------
Joseph H. Rossi                          David H. Gonci
President/CEO                            Vice President/Chief Financial Officer/
                                         Treasurer/Controller


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following directors on behalf of the Bank on February 7, 1997:


/s/ DR. HOWARD G. ABBOTT                 /s/ D. ANTHONY GUGLIELMO
------------------------------------     ---------------------------------------
Dr. Howard G. Abbott                     D. Anthony Guglielmo


/s/ LAWRENCE J. BECKER                   /s/ THOMAS S. MOORE
------------------------------------     ---------------------------------------
Lawrence J. Becker                       Thomas S. Moore


/s/ ROBERT C. BOARDMAN                   /s/ DOUGLAS J. MOSER
------------------------------------     ---------------------------------------
Robert C. Boardman                       Douglas J. Moser


/s/ THERESA L. DANSKY                    /s/ KENNETH R. PETERSON
------------------------------------     ---------------------------------------
Theresa L. Dansky                        Kenneth R. Peterson


/s/ WILLIAM E. DOWTY, JR.                /s/ FRANCIS J. PRICHARD
------------------------------------     ---------------------------------------
William E. Dowty, Jr.                    Francis J. Prichard


                                         /s/ JOSEPH H. ROSSI
                                         ---------------------------------------
                                         Joseph H. Rossi




Tolland Bank                           39                     Annual Report 1996